PHARMA-BIO SERV, INC.

2023 ANNUAL REPORT


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K


(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the fiscal year ended **October 31, 2023**


☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the transition period from _____ to _____

Commission File No. **000-50956**

PHARMA-BIO SERV, INC.

(Exact Name of Registrant as Specified in Its Charter)


Delaware	**20-0653570**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
Pharma-Bio Serv Building, #6 Road 696 **Dorado, Puerto Rico**	**00646**
(Address of Principal Executive Offices)	(Zip Code)


787-278-2709
(Registrant's Telephone Number, Including Area Code)


Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the closing price for the registrant's common stock on April 30, 2023 (the last business day of the second quarter of the registrant's current fiscal year), was $13,638,206.

The number of shares of the registrant's common stock outstanding as of January 24, 2024 was 22,963,143.


DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relative to the Annual Meeting of Stockholders for the year ended October 31, 2023 are incorporated by reference in Part III hereof.


PHARMA-BIO SERV, INC.
FORM 10-K
FOR THE YEAR ENDED OCTOBER 31, 2023

TABLE OF CONTENTS

ITEM 1. BUSINESS.

GENERAL

Pharma-Bio Serv, Inc. ("Pharma-Bio" or the "Company") is a Delaware corporation organized on January 14, 2004. The Company operates in Puerto Rico, the United States, Europe and Brazil under the name of Pharma-Bio Serv, and is engaged in providing technical compliance consulting services to the pharmaceutical, chemical, biotechnology, medical devices, cosmetic and food industries, and allied products companies.

Our executive offices are located at Pharma-Bio Serv Building, #6 Road 696, Dorado, Puerto Rico 00646. Our telephone number is (787) 278-2709. The financial information about our reporting segments appear in Note J to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our website is www.pharmabioserv.com. Information on our website or any other website is not part of this Annual Report on Form 10-K.

References to "we," "us," "our" and similar words in this Annual Report on Form 10-K refer to Pharma-Bio Serv, Inc. and its subsidiaries.

OVERVIEW

We are a regulatory affairs, quality, compliance and technology transfer services consulting firm with headquarters in Puerto Rico, servicing the Puerto Rico, United States, and European markets, and to a lesser extent the Brazilian market which is under development. The compliance consulting service sector in those markets consists of local compliance and validation consulting firms, United States dedicated validation and compliance consulting firms, and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance-related consulting services. We market our services to pharmaceutical, chemical, biotechnology, medical devices, cosmetic and food industries, and allied products companies principally in Puerto Rico, the United States, Europe and Brazil. Our consulting team includes experienced engineering and life science professionals, former quality assurance managers and directors, former health agencies officials, and professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

We have a well-established and consistent relationships with the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies in Puerto Rico and the United States, which provides us access to affiliated companies in other markets. We seek opportunities in markets that can yield profitable margins using our professional consulting force.

We believe the most significant factors to achieving future business growth include our ability to: (i) continue to provide quality value-added compliance services to our clients; (ii) recruit and retain highly educated and experienced consultants; (iii) further expand our products and services to address the expanding needs of our clients; and (iv) expand our market presence in the United States, Europe, Brazil and other emerging pharmaceutical markets to respond to the international compliance needs of our clients and potential clients. Our business is affected to the extent economic conditions impact the decisions of our clients and potential clients to establish operations, or continue or expand their existing operations.

Our revenue is derived from (i) time and materials contracts (representing approximately 99% of total revenue), where the clients are charged for the time, materials and expenses incurred on a particular project or service and (ii) fixed-fee contracts or from "not to exceed" contracts (approximately 1% of total revenue), which are generally short-term contracts, in which the value of the contract cannot exceed a stated amount. For time and materials contracts, our revenue is principally a function of the number of consultants and the number of hours billed per consultant. To the extent that our revenue is based on fixed-fee or "not to exceed" contracts, our ability to operate profitably is dependent upon our ability to estimate accurately the costs that we will incur on a project and to manage and monitor the project. If we underestimate our costs on any contract, we could sustain a loss on the contract or its profitability might be reduced.

The principal components for our consulting costs of services are resource compensation to our consulting team and expenses relating to the performance of the services. In order to ensure that our pricing is competitive yet minimize the impact on our margins, we manage increasing labor costs by (i) selecting consultants according to our cost for specific projects, (ii) negotiating, where applicable, rates with the consultant, (iii) subcontracting labor and (iv) negotiating and passing rate increases to our customers, as applicable. Although this strategy has been successful in the past, we cannot give any assurance that such strategy will continue to be successful.

We have established quality systems for our employees which include:

- Training Programs - including a current Good Manufacturing Practices exam prior to recruitment and periodic refreshers,

- Recruitment Full Training Program - including employee manual, dress code, time sheets and good project management and control procedures, job descriptions, and firm operating and administration procedures,

- Safety Program - including Occupational Safety and Health Act ("OSHA") and Environmental Health and Safety, and

- Code of Ethics and Business Conduct - a code of ethics and business conduct is used and enforced as one of the most significant company controls on personal behavior.

In addition, we have implemented procedures to respond to client complaints and have in place customer satisfaction survey procedures. As part of our employee performance appraisal annual process, our clients receive an evaluation form for employee project performance feedback, including compliance with our code of ethics and business conduct.

The Company currently operates three reportable segments: (i) Puerto Rico technical compliance consulting, (ii) United States technical compliance consulting, and (iii) Europe technical compliance consulting.

BUSINESS STRATEGY AND OBJECTIVES

We are actively pursuing to expand our services in the United States, European and Brazilian markets as part of our growth strategy, while maintaining our position in the Puerto Rico market. We have a well-established and consistent relationship with the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies in Puerto Rico and the United States which provides us access to affiliated companies in other markets. We seek opportunities in markets that can yield profitable margins using our professional consulting force.

Our business strategy is based on a commitment to provide premium quality and professional consulting services and reliable customer service to our customer base. Our business strategy and objectives are as follow:

- Grow consulting services in each technical service, quality assurance, regulatory compliance, technology transfer, validation, engineering, and manufacturing departments by achieving greater market penetration from our marketing and sales efforts;

- Continue to enhance our technical consulting services through internal growth and acquisitions that provide solutions to our customers' needs;

- Motivate our consulting and support staff by implementing a compensation program which includes both individual performance and overall company performance as elements of compensation;

- Create a pleasant corporate culture and emphasize operational quality, safety and timely service;

- Continue to maintain our reputation as a trustworthy and highly ethical partner; and

- Efficiently manage our operating and financial costs and expenses.

TECHNICAL CONSULTING SERVICES

We have established a reputation as a premier technical consulting services firm to the pharmaceutical, chemical, biotechnology, medical devices, cosmetic and food industries, and allied products companies in various markets. These services include regulatory compliance, validation, technology transfer, engineering, project management and process support. During the year ended October 31, 2023, we have serviced approximately 80 customers that are among the largest pharmaceutical, chemical manufacturing, medical device and biotechnology companies. We participate in exhibitions, conferences, conventions and seminars as either exhibitors, sponsors or conference speakers.

MARKETING

We conduct our marketing activities in Puerto Rico, United States, Europe and other markets. We actively utilize our project managers and leaders who are currently managing consulting service contracts at various client locations to also market consulting services to their existing and past client relationships. Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of consultants or dollar volume) and responding to prospective customers' requests for proposals.

PRINCIPAL CUSTOMERS

We provide a substantial portion of our services to four customers, each of whom accounted for 10% or more of our revenues in either of the years ended October 31, 2023 and 2022. During the years ended October 31, 2023 and 2022, these customers accounted for, in the aggregate, 37.6% and 38.8% of total revenue, respectively. Although a few customers represent a significant source of revenue, our functions are not a continuous process, accordingly, the client base for which our services are typically rendered, on a project-by-project basis, changes regularly. Therefore, in any given year a small number of customers could represent a significant source of our revenue for that year. The loss of, or significant reduction in the scope of work performed for any major customer or our inability to replace customers upon completion of contracts could adversely affect our revenue and impair our ability to operate profitably.

COMPETITION

We are engaged in a highly competitive and fragmented industry. Some of our competitors are, on an overall basis, larger than we are or are subsidiaries of larger companies, and therefore may possess greater resources than we do. Furthermore, because the technical professional aspects of our consulting business do not usually require large amounts of capital, there is relative ease of market entry for a new entrant possessing acceptable professional qualifications. Accordingly, we compete with regional, national, and international firms. Within our major markets, certain competitors, including local competitors, may possess greater resources than we do as well as better access to clients and potential clients.

Competition for validation and consulting services used to be primarily based on reputation, track record, experience, and quality of service. However, given our clients' strategies to reduce costs, price of service has become a major factor in sourcing our services. We believe we benefit from competitive advantages over other consulting service firms because of our historical market share within Puerto Rico (over 30 years), brand name, reputation and track record with many of the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies, which have a presence in the markets we serve and are pursuing.

The market of qualified and experienced consultants that can provide technical consulting services is very competitive and consists primarily of our competitors as well as companies in the pharmaceutical, chemical, biotechnology and medical device industries who are our clients and potential clients. In seeking qualified personnel, we market our name recognition in the Puerto Rico market, our reputation with our clients, and salary and benefit packages.

INTELLECTUAL PROPERTY RIGHTS

We have no proprietary software or products. We rely on non-disclosure agreements with our employees to protect the proprietary software and other proprietary information of our clients. Any unauthorized use or disclosure of this information could harm our business.

HUMAN CAPITAL

Our "workforce" (which includes approximately 100 employees, plus independent contractors), is vital to our success. As a human capital-intensive business, our ability to attract, develop, and retain exceptional and diverse employees and independent contractors is critical, not only in the current competitive labor market, but also to our long-term success. A diverse and inclusive workforce is a natural extension of our culture and original foundation. We are committed to ensuring that our workforce feels welcomed, valued, respected, and heard, so that they can fully contribute their unique talents for the benefit of their careers, our clients, our Company, and our communities.

The physical, emotional, and financial well-being of our employees is a high priority of our Company. To that end and to compete effectively, we offer competitive compensation, healthcare insurance, wellness programs, paid time off, family leave, and workplace flexibility, among others.

We also endeavor to foster and maintain our unique and long-standing values-based culture. Our workforce is expected to exhibit and promote honest, ethical and respectful conduct in the workplace. Employee satisfaction, morale, engagement and feedback is monitored through satisfaction surveys conducted by management.

All of our employees are full-time employees. None are represented by a labor union, and we consider our employee relations to be good.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers.

Name	Age	Position
Victor Sanchez....................	53	Chief Executive Officer, President and President of European Operations
Pedro J. Lasanta..................	64	Chief Financial Officer, Vice President - Finance and Administration and Secretary

Victor Sanchez has served as our Chief Executive Officer and President since January 1, 2015 and as the President of the European Operations of the Company since January 2011. Prior to joining the Company, he served as Operations Manager in the LOCM and OSD divisions of Merck Sharp & Dohme ("MSD"), a pharmaceutical company, in Madrid, Spain from April 2010 to January 2011 and as Operations Manager of the LOCM division of Schering-Plough S.A., a pharmaceutical company, in Madrid, Spain, from September 2004 to April 2010. He served as Quality Control Validations Manager for Schering-Plough Products, LLC, a pharmaceutical company ("Schering-Plough"), in Puerto Rico from December 2000 to August 2004 and as Quality Control Laboratory Supervisor of Schering-Plough from April 1996 to December 2000. Mr. Sanchez holds a Bachelor of Science in Chemistry, summa cum laude, and a M.B.A. in Industrial Management, cum laude, from the Interamerican University of Puerto Rico. He holds a Post Graduate Diploma in Pharmaceutical Validation Technology from the Dublin Institute of Technology, Ireland. He also has a US Regulatory Affairs certification from the Regulatory Affairs Professional Society. Mr. Sanchez is a chemist licensed by the Puerto Rico State Department and a member of the American Chemical Society, the Parenteral Drug Association, the Regulatory Affairs Professional Society, and the International Society for Pharmaceutical Engineers.

Pedro J. Lasanta has served as our Chief Financial Officer and Vice President - Finance and Administration since November 2007, and our Secretary since December 1, 2014. From 2006 until October 2007, Mr. Lasanta was in private practice as an accountant, tax and business counselor. From 1999 until 2006, Mr. Lasanta was the Chief Financial Officer for Pearle Vision Center PR, Inc. In the past, Mr. Lasanta was also an audit manager for Ernst & Young, formerly Arthur Young & Company. He is a cum laude graduate in business administration (accounting) from the University of Puerto Rico. Mr. Lasanta is a Certified Public Accountant. In 2012, he was awarded the Puerto Rico Manufacturers Association (North Region) Service Manager of the Year. Mr. Lasanta served as a Member of the Puerto Rico District Export Council for the U.S. Department of Commerce from January 2014 until December 2018.

ITEM 1A. RISK FACTORS.

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including certain statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from our forward-looking statements include those set forth in this Risk Factors section.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

Operational Risks

Because our business is concentrated in the life science and medical devices industries in Puerto Rico, the United States and Europe, any changes in those industries or in those markets could impair our ability to generate revenue and realize a profit.

Since most of our business is performed in Puerto Rico, the United States and Europe, for pharmaceutical, biotechnology, medical device and chemical manufacturing companies, our ability to generate revenue and realize a profit could be impaired by factors impacting those markets. For example, changes in tax laws or regulatory, political or economic conditions, exposure to foreign exchange variations, high inflation levels or interest rates, which discourage businesses from operating in the markets we serve, which affect the need for services such as those provided by us, could impair our ability to generate revenue and realize a profit.

Companies in the pharmaceutical and related industries for which we perform services are subject to economic pressures, which affect their global operations, and which may influence the decision to reduce or increase the scope of their operations in the markets we serve. These companies consider a wide range of factors in making such a decision, and may be influenced by a need to consolidate operations, to reduce expenses, to increase their business in geographical regions where there are large customer bases, tax, regulatory, economic and political considerations and many other factors. We cannot assure you that our customers and potential customers will not make extensive reductions or terminate their operations in the markets we serve, and/or our operations may be adversely affected by: changes in tax legislation, foreign exchange variations, high inflation levels or interest rates, which could significantly impair our ability to generate revenue and realize a profit.

Puerto Rico's economy, including its governmental budgetary constraints, declining population growth, and the impact of hurricanes or any other natural disasters, including earthquakes, may affect the willingness of businesses to commence or expand operations in Puerto Rico, or may also consider closing operations located in Puerto Rico.

As a result of Puerto Rico's governmental budgetary constraints being imposed by the Oversight and Management Board for Puerto Rico under the Puerto Rico Management and Economic Stability Act (PROMESA), the declining population growth, and the impacts of hurricanes or other natural disasters, including earthquakes, businesses may be reluctant to establish or expand their operations in Puerto Rico, or might consider closing operations currently in Puerto Rico. Also, the damage resulting from the hurricanes or other natural disasters to the operating conditions of our clients, and insufficient federal recovery and rebuilding assistance may cause lasting and severe damage to the island's economic base. Furthermore, since Puerto Rico's economy is petroleum-based, the fluctuating price of oil, combined with Puerto Rico's debt, and a weak energy infrastructure, may make Puerto Rico a less attractive place to expand existing operations or commence new business activities. In the event that companies in the pharmaceutical and related industries decide not to commence new operations or not to expand their existing operations in Puerto Rico, or consider closing operations in Puerto Rico, the demand for our services could be negatively affected.

Because our business is dependent upon a small number of clients, the loss of a major client could impair our ability to operate profitably.

Our business is currently and has historically been dependent upon a small number of clients. During the years ended October 31, 2023 and 2022, a small number of clients accounted for a disproportionately large percentage of our revenue. In the years ended October 31, 2023 and 2022, four customers accounted for, in aggregate, approximately 37.6% and 38.8% of total revenue, respectively.

The loss of, or significant reduction in the scope of work performed for, or any significant change in the financial terms related to, any major customer could impair our ability to operate profitably. We cannot assure that we will not sustain significant decreases in revenue from our major customers or that we will be able to replace any major customers or the resulting decline in revenue.

The collectability of our accounts receivable may be subject to our customers' operations and funding sources.

If our customers' cash flow, working capital, financial conditions or results of operations deteriorate, they may be unable to pay the accounts receivable owed to us promptly or at all. If a major customer experiences, or a significant number of customers experience, financial difficulties, the effect on us could be material and have an adverse effect on our business, financial condition and results of operations.

Customer procurement and sourcing practices intended to reduce costs could have an adverse effect on our margins and profitability.

To reduce their costs, many of our customers are establishing or extending the scope of their procurement departments to include consulting and project management services, such as ours. As a result, we have less interaction with the end user of our services (typically labs or production units) when bidding on a project, which we believe decreases the focus on the quality of service provided and increases the emphasis on cost of the service. This may cause us to lower the price of our bids, which would reduce the margins in a given project. Also, some customers have established vendor management/vendor neutral-programs with third-parties (some of whom are also our competitors). Because these vendor management programs may receive a percentage of our fees, without a corresponding increase in the fee itself, our margins may be adversely affected. In addition, where a vendor management program is a competitor for a particular service we provide, we may have difficulty securing that particular project, which would adversely impact revenue. Some of these vendor neutral programs are intended to limit our interaction with our direct end user, and our interaction is limited to the representative of the vendor neutral agency. This limitation impairs our ability to establish and maintain our relationships with our customers and recognition of the value added in the service.

We may be unable to pass on increased labor costs to our clients.

The principal components of our cost of revenues are employee compensation (salaries, wages, taxes and benefits), independent contractors fees and expenses relating to the performance of the services we provide. We face increasing labor costs which we seek to pass on to our customers through increases in our rates. To remain competitive, we may not be able to pass these increased costs on to our clients, and, to the extent that we are not able to pass these increased costs on to our clients, our operating margin may be reduced.

Consolidation in the pharmaceutical industry may have a harmful effect on our business.

In recent years, the pharmaceutical industry has undergone consolidation, and may in the future undergo further substantial consolidation which may reduce the number of our existing and potential customers. The consolidation in the pharmaceutical industry may have a harmful effect on our business and our ability to maintain and replace customers.

We may be held liable for the actions of our employees or contractors when on assignment.

We may be exposed to liability for actions taken by our employees or contractors while on assignment, such as damages caused by their errors, misuse of client proprietary information or theft of client property. Due to the nature of our assignments, we cannot assure you that we will not be exposed to liability as a result of our employees or contractors being on assignment. Furthermore, our reputation may be damaged and our ability to generate business may be affected.

To the extent that we perform services pursuant to fixed-price or incentive-based contracts, our cost of services may exceed our revenue on the contract.

Some of our revenue is derived from fixed-price contracts. Our costs of services may exceed the revenue of these contracts if we do not accurately estimate the time and complexity of an engagement. Further, we are seeking contracts by which our compensation is based on specified performance objectives, such as the realization of cost savings, quality improvements or other performance objectives. Our failure to achieve these objectives would reduce our revenue and could impair our ability to operate profitably.

Our profit margin is largely a function of the rates we are able to charge and collect for our services and the utilization rate of our consultants. Accordingly, if we are not able to maintain our pricing for our services or an appropriate utilization rate for our consultants without corresponding cost reductions, our profit margin and profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

- Our clients' perception of our ability to add value through our services;

- Our ability to complete projects on time;

- Pricing policies of competitors;

- Our ability to accurately estimate, attain and sustain engagement revenues, margins and cash flows over increasingly longer contract periods; and

- General economic and political conditions.

Our utilization rates are also affected by a number of factors, including:

- Our ability to shift employees and contractors from completed projects to new engagements; and

- Our ability to manage attrition of our employees and contractors.

Because most of our contracts may be terminated on little or no advance notice, our failure to maintain or generate new business could impair our ability to operate profitably.

Most of our contracts can be terminated by our clients with little or no advance notice. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, and the client may terminate, cancel or delay any engagement or the project for which we are engaged, at any time and on no advance notice. As a result, the termination, cancellation, expiration or delay of contracts could have a significant impact on our ability to operate profitably.

Because of the competitive nature of the pharmaceutical, biotechnology, medical device and chemical manufacturing consulting market, we may not be able to compete effectively if we cannot efficiently respond to changes in the structure of the market and developments in technology.

Because of consolidations in the pharmaceutical, biotechnology, medical device and chemical manufacturing consulting business, we are faced with an increasing number of larger companies that offer a wider range of services and have better access to capital than us. We believe that larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled consultants. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. We cannot assure you that we will be able to compete effectively in an increasingly competitive market.

Because we are dependent upon our management and technical personnel, our ability to develop our business may be impaired if we are not able to engage skilled personnel.

Our future success will depend in part upon our ability to attract and retain qualified management and technical personnel. Competition for such personnel is intense and we compete for qualified personnel with numerous other employers, including consulting firms, some of which have greater resources than we have, as well as pharmaceutical companies, most of which have significantly greater financial and other resources than we do. We may experience increased costs to retain and attract skilled employees. Our failure to attract additional personnel or to retain the services of key personnel and independent contractors could have a material adverse effect on our ability to operate profitably.

Our cash could be adversely affected if the financial institutions in which we hold our cash fail.

The Company maintains domestic cash deposits in Federal Deposit Insurance Corporation ("FDIC") insured banks and in money market obligation trusts registered under the US Investment Company Act of 1940, as amended. The domestic bank deposit balances may exceed the FDIC insurance limits. In the foreign markets we serve, we also maintain cash deposits in foreign banks, some of which are not insured or partially insured by the FDIC or other similar agency. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets. We can provide no assurance that access to our invested cash will not be impacted by adverse conditions in the financial and credit markets.

We may be harmed if we do not penetrate markets and grow our current business operations.

If we fail to further penetrate target markets, or to successfully expand our business into new markets, the growth in sales of our services, along with our operating results, could be materially adversely impacted. A key element of our growth strategy may be to grow our business through acquisitions. Acquisitions involve many different risks, including (1) the ability to finance acquisitions, either with cash, debt, or equity issuances; (2) the ability to integrate acquisitions; (3) the ability to realize anticipated benefits of the acquisitions; (4) the potential to incur unexpected costs, expenses, or liabilities; and (5) the diversion of management's attention and Company resources. Many of our competitors may also compete with us for acquisition candidates, which can increase the price of acquisitions and reduce the number of available acquisition candidates. We cannot assure you that efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to penetrate markets and grow our current business operations could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Disruptions in our information technology systems could adversely affect our business and the results of operations. If these systems fail or become unavailable for any period of time this could limit our ability to effectively monitor and control our operations and adversely affect our operations. Additionally, a breach or an alleged breach of our information technology systems could subject us to liability or reputational damage.

Our information technology systems facilitate our ability to transact business, monitor and control our operations and adjust to changing market conditions. Any disruption in our information technology systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively transact business, monitor and control our operations and adjust to changing market conditions in a timely manner.

In addition, because of recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we may face risks associated with potential failure to detect breaches or adequately protect critical corporate, customer and employee data, which, if released, could adversely impact our customer relationships, our reputation, and even violate privacy laws. As part of our business, we develop, receive and retain confidential data about our company and our customers.

There can be no assurance that our efforts to protect our data and information technology systems will prevent breaches in our systems (or that of our third-party providers) that could adversely affect our business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties.

Regulatory Risks

Because the pharmaceutical industry is subject to government regulations, changes in government regulations relating to this industry may affect the need for our services.

Because government regulations affect all aspects of the pharmaceutical, biotechnology, medical device and chemical manufacturing industries, including regulations relating to the testing and manufacturing of pharmaceutical products and the disposal of materials which are or may be considered toxic, any change in government regulations could have a profound effect upon not only these companies but companies, such as ours, that provide services to these industries. If we are not able to adapt and provide necessary services to meet the requirements of these companies in response to changes in government regulations, our ability to generate business may be impaired.

Government regulatory agencies proposals or interpretations of existing rules and regulations that would change, or at least challenge, the classification of our independent contractors may affect our costs and taxes which could adversely affect our business, financial condition, results of operations and prospects.

We have a diversified and skilled workforce which is contracted to cover the different project opportunities which vary ratably from time to time. Depending on the project, the workforce may be either employees or independent contractors with backgrounds that vary from experienced engineering and life science professionals, former quality assurance managers and directors, and professionals with bachelors, masters and doctorate degrees in health sciences and engineering. Although we believe we have properly classified our independent contractors, there can be no assurance that Government regulatory agencies new proposals or interpretations of existing rules and regulations may change, or at least challenge, the classification of our independent contractors. Consequently, our costs and taxes may adversely affect our business, financial condition, results of operations and prospects.

Changes in tax laws in the United States, Puerto Rico or in other jurisdictions where we do business may adversely impact the willingness of our customers to continue or to expand their operations where we do business and may also impact our tax business model.

As a result of the continued changes in tax laws in the United States, Puerto Rico or other jurisdictions where we do business, the tax business model of various US or foreign companies and their subsidiaries, doing business in Puerto Rico and other foreign jurisdictions may be affected, making them a less attractive investment. For example, the US implemented the Global Intangible Low-Tax Income ("GILTI") as part of the 2017 Tax Cuts and Jobs Act, and under the sponsor of the Organization for Economic Cooperation and Development (the "OECD"), various other countries entered into an agreement to establish a global minimum corporate tax rate of 15%, effective for the year 2024. Consequently, this may affect the willingness of such companies to continue, expand and/or bring new operations to jurisdictions where we do business, which may impair our ability to generate business in those markets, and may also impact our tax business model.

If we are unable to renegotiate the term of the tax grant issued by the Puerto Rico Industrial Development Company ("PRIDCO") we may incur increased tax payments, which could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

The Company holds a tax grant issued by PRIDCO, which provides relief on various Puerto Rico taxes, including income tax, with certain limitations, for most of the activities carried on within Puerto Rico, including those that are for services to parties located outside of Puerto Rico. The grant was effective as of November 1, 2009 and covers a fifteen-year period, ending on October 31, 2024. Under provisions of Puerto Rico Acts 60-2019 and 73-2008, we have requested the renegotiation of the grant from PRIDCO for an additional term of fifteen years. As of the date of this filing, we have not received from PRIDCO a status for this request. If we are unable to renegotiate the term of the grant, we may incur increased tax payments, which could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Intellectual Property Risks

Since our business is dependent upon the development and enhancement of patented pharmaceutical products or processes by our clients, the failure of our clients to obtain and maintain patents could impair our ability to operate profitably.

Companies in the pharmaceutical industry are highly dependent on their ability to obtain and maintain patents for their products or processes. The inability by our clients to obtain new patents and the expiration of active patents may reduce the need for our services and thereby impair our ability to operate profitably.

If we are unable to protect our clients' intellectual property, our ability to generate business will be impaired.

Our services either require us to develop intellectual property for clients or provide our personnel with access to our clients' intellectual property. Because of the highly competitive nature of the pharmaceutical, biotechnology, medical device and chemical manufacturing industries and the sensitivity of our clients' intellectual property rights, our ability to generate business would be impaired if we fail to protect those rights. Although our employees and contractors are required to sign non-disclosure agreements, any disclosure of a client's intellectual property by an employee or contractor may subject us to litigation and may impair our ability to generate business either from the affected client or other potential clients. In addition, we are required to enter into confidentiality agreements and our failure to protect the confidential information of our clients may impair our business relationship.

We may be subject to liability if our services or solutions for our clients infringe upon the intellectual property rights of others.

It is possible that in performing services for our clients, we may inadvertently infringe upon the intellectual property rights of others. In such event, the owner of the intellectual property may commence litigation seeking damages and an injunction against both us and our client, and the client may bring a claim against us. Any infringement litigation would be costly. Even if we prevail, we will incur significant expenses and our reputation could be hurt, which would affect our ability to generate business and the terms on which we would be engaged, if at all.

Common Stock Risks

Because there is a limited market in our common stock, stockholders may have difficulty in selling our common stock and our common stock may be subject to significant price swings.

There is a limited market for our common stock. Since trading commenced in December 2006, there has been limited volume and on some days there has been no trading in our common stock. Because of the limited market for our common stock, the purchase or sale of a relatively small number of shares may have an exaggerated effect on the market price for our common stock. We cannot assure stockholders that they will be able to sell common stock or, that if they are able to sell their shares, that they will be able to sell the shares in any significant quantity at the quoted price.

Our revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

- Number of workdays, holidays and vacations;

- The business decisions of clients regarding the use of our services;

- Periodic differences between clients' estimated and actual levels of business activity associated with ongoing engagements, including the delay, reduction in scope and cancellation of projects;

- The stage of completion of existing projects and their termination;

- Our ability to move employees quickly from completed projects to new engagements and our ability to replace completed contracts with new contracts with the same clients or other clients;

- The introduction of new services by us or our competitors;

- Changes in pricing policies by us or our competitors;

- Our ability to manage costs, including personnel compensation, support-services and severance costs;

- Acquisition and integration costs related to possible acquisitions of other businesses;

- Changes in estimates, accruals and payments of variable compensation to our employees or contractors; and

- Global economic and political conditions and related risks, including acts of terrorism.

We cannot guarantee that our Stock Repurchase Program will be fully implemented or that it will enhance long-term stockholder value.

On June 13, 2014, the Board of Directors of the Company approved the Company Stock Repurchase Program authorizing the Company to repurchase up to two million shares of its outstanding common stock. The timing, manner, price and amount of any repurchases is at the discretion of the Company, subject to the requirements of the Securities Exchange Act of 1934, as amended, and related rules. As a result, there can be no guarantee around the timing or volume of our share repurchases. We intend to finance any stock repurchases through operating cash flow. There is no guarantee as to the number of shares that will be repurchased, and the Stock Repurchase Program may be extended, suspended or discontinued at any time without notice at our discretion, which may result in a decrease in the trading price of our common stock. The Stock Repurchase Program could increase volatility in and affect the price of our common stock. The existence of our Stock Repurchase Program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our common stock. Additionally, repurchases under our Stock Repurchase Program will diminish our cash reserves. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Although our Stock Repurchase Program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness.

The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.

If we are required to issue securities either as payment of all or a portion of the purchase price of an acquisition or in order to obtain financing for the acquisition or for other corporate purposes, such an issuance could result in dilution to our stockholders. The amount of such dilution will be dependent upon the terms on which we issue securities. The issuance of securities at a price which is less than the exercise price of outstanding warrants or the conversion price of securities could result in additional dilution if we are required to reduce the exercise price or conversion price of the then outstanding options or warrants or other convertible securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C. CYBER SECURITY.

Not applicable.

ITEM 2. PROPERTIES.

The Company conducts its headquarters administrative operations in office facilities located in Dorado, Puerto Rico (the "Office Facilities"). The lease agreement was for an initial five-year term commencing January 1, 2016, with a renewal option for five additional years which was exercised and became effective January 1, 2021. The lease agreement, as amended, has monthly rental payments of $14,561 through the end of the renewal option term. The lease agreement also requires the payment of utilities, property taxes, insurance and expenses incurred by the affiliate in connection with the maintenance of common areas.

Also, the Company maintains an office facility in Madrid, Spain, which is under a month-to-month lease with monthly payment of approximately $500.

We believe that our present facilities are adequate to meet our needs and that, if we require additional space, it will be available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be a party to legal proceedings incidental to our business. Currently, there are no proceedings threatened or pending against us, which, if determined adversely to us, would have a material effect on our financial position or results of operations and cash flows.

On March 15, 2023, the Company's subsidiaries Pharma-Bio Serv PR, Inc., Pharma Serv, Inc. and Scienza Labs, Inc., filed a complaint against Romark Global Pharma, LLC, Romark Properties, LLC, Romark Biosciences, LLC and Romark Holdings, LLC (collectively, "Romark") with the Commonwealth of Puerto Rico Court of First Instance San Juan Superior Section. The complaint sets forth a breach of contract by Romark for lack of payment of $5,246,782 for services rendered by the Company's subsidiaries, plus interest pursuant to the specific terms of the agreements signed between the parties. On April 26, 2023, the Company's subsidiaries requested from the Court an entry of default against Romark for the full amount owed to the Company's subsidiaries. On April 27, 2023, the Court granted such request and made the entry of default against Romark, which default was granted following Romark's failure to timely answer the complaint. On November 7th, 2023 the Company's subsidiaries filed a motion requesting the entry of summary judgment. On November 13, 2023, a judgment was entered by the Court ordering Romark to pay jointly all monetary amounts claimed by the Company's subsidiaries, plus interests to be counted from the judgment date at an annual rate of 9.25%. The Company's subsidiaries will continue to pursue the collection from Romark. However, we cannot guarantee a successful outcome in collecting any of the funds owed to the Company's subsidiaries. No further losses are expected to be incurred in relation to this.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock has been quoted on the Over the Counter Bulletin Board under the trading symbol PBSV since December 4, 2006. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On January 19, 2024, there were approximately 62 holders of record of our common stock.

During the year ended October 31, 2023, the Company paid dividends of $0.075 per share of common stock on April 14, 2023 to shareholders of record at the close of business on March 29, 2023. On December 15, 2023, the Board of Directors of the Company declared a cash dividend of $0.075 per common share. The dividend is payable on or about February 15, 2024 to shareholders of record as of the close of business on January 30, 2024. The Board of Directors will continue to evaluate the Company's strategic plan, which might include future acquisitions, sales of business units, dividends or any combination of these opportunities while continuing its stock repurchase plan.

Equity Compensation Plan Information

The following table summarizes the equity compensation plan under which our securities may be issued as of October 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price per share of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:			
2014 Long-Term Incentive Plan	343,350	$ 1.0081	1,200,000
Equity compensation plans not approved by security holders	-	$ -	-
Total	343,350		1,200,000

The 2014 Long-Term Incentive Plan was approved by stockholders in April 2014.

Stock Repurchase Program

The following table provides information about purchases by the Company of its shares of common stock under the Company Stock Repurchase Program during the three-month period ended October 31, 2023:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
August 1, 2023 through August 31, 2023	800	$ 0.99	800	1,513,543
September 1, 2023 through September 30, 2023	-	$ -	-	1,513,543
October 1, 2023 through October 31, 2023	-	$ -	-	1,513,543
Total	800	$ 0.99	800	

(1) On June 13, 2014, the Board of Directors of the Company approved the Company Stock Repurchase Program authorizing the Company to repurchase up to two million shares of its outstanding common stock. The timing, manner, price and amount of any repurchases will be at the discretion of the Company, subject to the requirements of the Securities Exchange Act of 1934, as amended, and related rules. The Company Stock Repurchase Program does not oblige the Company to repurchase any shares and it may be modified, suspended or terminated at any time and for any reason. Under the program no shares will be repurchased directly from directors or officers of the Company. The Company Stock Repurchase Program does not have an expiration date.

ITEM 6. [RESERVED.]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our results of operations and financial condition should be read in conjunction with Part I, including matters set forth in the "Risk Factors" section of this Annual Report on Form 10-K, and our Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Overview

We are a compliance and technology transfer services consulting firm with headquarters in Puerto Rico, servicing the Puerto Rico, United States, and European markets, and to a lesser extent the Brazilian market which is under development. The compliance consulting service sector in those markets consists of local compliance and validation consulting firms, United States dedicated validation and compliance consulting firms and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance-related consulting services. We market our services to pharmaceutical, chemical, biotechnology, medical devices, cosmetics and food industries, and allied products companies in Puerto Rico, the United States, Europe and Brazil. Our consulting team includes experienced engineering and life science professionals, former quality assurance managers and directors, and professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

We actively operate in Puerto Rico, the United States, Europe and, to a lesser extent, Brazil and pursue to further expand these markets by strengthening our business development infrastructure and by constantly realigning our business strategies as new opportunities and challenges arise.

We market our services with a presence in industry trade shows, professional conventions, industry publications and company provided seminars to the industry. Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of consultants or dollar volume) and responding to prospective customers' requests for proposals.

We consider our core business to be Food and Drug Administration ("FDA") and international agencies regulatory compliance consulting related services.

The Company holds a tax grant issued by PRIDCO, which provides relief on various Puerto Rico taxes, including income tax, with certain limitations, for most of the activities carried on within Puerto Rico, including those that are for services to parties located outside of Puerto Rico. The grant was effective as of November 1, 2009 and covers a fifteen-year period, ending on October 31, 2024. Under provisions of Puerto Rico Acts 60-2019 and 73-2008, we have requested PRIDCO the renegotiation of the tax grant for an additional term of fifteen years. As of the date of this filing, we have not received a status from PRIDCO for this request, accordingly, we cannot provide assurance on the outcome for our renegotiation application. For additional information relating to the tax grant issued by PRIDCO, please see Note D – Income Taxes of the consolidated financial statements.

The following table sets forth information as to our revenue for the years ended October 31, 2023 and 2022, by geographic regions (dollars in thousands).

		Year ended October 31,		
Revenues by Region		2023		2022
Puerto Rico	$ 8,038	47.4%	$ 12,142	62.6%
United States	4,672	27.5%	4,558	23.5%
Europe	4,260	25.1%	2,651	13.7%
Other	6	0.0%	48	0.2%
Total revenue	$ 16,976	100.0%	$ 19,399	100.0%

For the year ended October 31, 2023, the Company's revenues were approximately $17.0 million, a net decrease of $2.4 million when compared to last year. The Puerto Rico consulting market had a revenue decrease in projects of approximately $4.1 million, which was partially offset by the increase in projects revenue in the European and United States markets of approximately $1.6 and $0.1 million, respectively. When compared to last year, gross profit increased by 4.6 percentage points. The net improvement in gross profit percentage points is mainly attributable to projects yielding higher margins in the European market for the year ended October 31, 2023. Selling, general and administrative expenses were approximately $3.9 million, a net increase of approximately $0.2 million when compared to last year. The increase is mostly attributable to investments in industry and employee activities aimed at solidifying our business and human capital position, plus the overall increase in expenses which support our operations. When compared to last year, other income increased by approximately $0.6 million as the result of the increase in interest income of $0.5 million, plus the net settlement of foreign exchange rates on intercompany balances of approximately $0.1 million. For the year ended October 31, 2023, these factors resulted in net income of approximately $1.3 million, or an increase of approximately $0.3 million when compared to last year.

Regional or global conflicts, including war or economic sanctions between nations, price inflation, pandemics, the Tax Reform, possible tax changes on jurisdictions where we do business, bio-pharmaceutical industry consolidations and the trends on managing contract resources, all pose current and future challenges which may adversely affect our future performance. We believe that our future profitability and liquidity will be dependent on the effect the local and global economy, including any impacts of regional or global conflicts, price inflation, pandemics, changes in tax laws, worldwide life science manufacturing industry consolidations, operational constraints imposed by our customers due to pandemics and resources management trends will have on our operations, and our ability to seek service opportunities and adapt to industry trends.

Results of Operations

The following table sets forth our statements of operations for the year ended October 31, 2023 and 2022 (dollars in thousands, and as a percentage of revenues):

	Year ended October 31,			
	2023		2022	
Revenues	$ 16,976	100.0%	$ 19,399	100.0%
Cost of services	11,910	70.2%	14,517	74.8%
Gross profit	5,066	29.8%	4,882	25.2%
Selling, general and administrative expenses	3,949	23.2%	3,707	19.1%
Other income, net	570	3.3%	13	0.0%
Income before income taxes	1,687	9.9%	1,188	6.1%
Income tax expense	377	2.2%	181	0.9%
Net income	1,310	7.7%	1,007	5.2%

Revenues. Revenues for the year ended October 31, 2023 were approximately $17.0 million, a net decrease of $2.4 million when compared to last year. The net decrease is mainly attributable to the decrease in Puerto Rico project revenue of approximately $4.1 million, partially offset by the increase in consulting revenue in the European and United States markets for approximately $1.6 and $0.1 million, respectively. The Brazilian market sustained no major revenue change when compared to the same period last year, which is still not significant.

Cost of Services; Gross Profit. Cost of services for the year ended October 31, 2023 were $11.9 million, a decrease of $2.6 million when compared to last year. Gross profit for the year ended October 31, 2023 increased by 4.6 percentage points when compared to last year. The net improvement in gross profit percentage points is mainly attributable to projects yielding higher margins in the European market for the year ended October 31, 2023.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were approximately $3.9 million, a net increase of approximately $0.2 million when compared to last year. The increase is mostly attributable to investments in industry and employee activities aimed at solidifying our business and human capital position, plus the overall increase in expenses which support our operations.

Other Income, Net. Other income, net for the year ended October 31, 2023, increased by approximately $0.6 million when compared to last year. The increase is mostly attributable to the increase in interest income of $0.5 million, plus the net settlement of foreign exchange rates on intercompany balances of $0.1 million.

Net Income. Net income for the year ended October 31, 2023 was approximately $1.3 million, an improvement of approximately $0.3 million when compared to last year.

For the year ended October 31, 2023, net income per share of common stock for both basic and diluted was $0.057, an improvement of $0.013 per share when compared to last year.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including planned capital expenditures. As of October 31, 2023, the Company had approximately $17.2 million in working capital.

On June 13, 2014, the Board of Directors of the Company authorized the Company to repurchase up to two million shares of its common stock (the "Repurchase Program"). The Repurchase Program does not have an expiration date. During the year ended October 31, 2023, the Company purchased an aggregate of 35,400 shares of its common stock under the Repurchase Program. As of October 31, 2023, the Company has 1,513,543 shares of common stock available for future repurchases under the Repurchase Program.

Our primary cash needs consist of the payment of compensation to our consulting team, overhead expenses, and statutory taxes. Additionally, we may use cash for the repurchase of our common stock under the Repurchase Program, capital expenditures and business development expenses. Management believes that based on the current level of working capital, operations and cash flows from operations, and the collectability of high-quality customer receivables are sufficient to fund anticipated expenses and satisfy other possible long-term contractual commitments.

To the extent that we pursue possible opportunities to expand our operations, either by acquisition or by the establishment of operations in a new market, we will incur additional overhead, and there may be a delay between the period we commence operations and our generation of net cash flow from operations.

While uncertainties relating to the current local and global economic condition, competition, the industries and geographical regions served by us and other regulatory matters exist within the consulting services industry, as described above, management is not aware of any other trends or events likely to have a material adverse effect on liquidity or its financial statements.

Off-Balance Sheet Arrangements

We were not involved in any significant off-balance sheet arrangements during the fiscal year ended October 31, 2023.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. We believe the following are the critical accounting policies that impact the consolidated financial statements, some of which are based on management's best estimates available at the time of preparation. Actual experience may differ from these estimates.

Consolidation - The accompanying consolidated financial statements include the accounts of all of our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Segments - The Company operates in three reportable business segments: (i) Puerto Rico technical compliance consulting, (ii) United States technical compliance consulting, and (iii) Europe technical compliance consulting. Accordingly, the accompanying consolidated financial statements are presented to show these three reportable segments.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments - The carrying value of the Company's financial instruments, cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their liquidity or short-term nature.

Revenue Recognition - The Company records revenue under Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. We evaluate our revenue contracts with customers based on the five-step model under ASC 606: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to separate performance obligations; and (v) Recognize revenue when (or as) each performance obligation is satisfied.

Revenue is primarily derived from: (1) time and material contracts (representing approximately 99% of total revenues), and (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 1% of total revenues). Time and material contracts are typically based on the number of hours worked at contractually agreed upon rates. These service contracts relate to work which have no alternative use and for which the Company has an enforceable right to payment for the work completed to date. As a result, revenue is recognized over time when or as the Company transfers control of the promised products or services (known as performance obligations) to its customers. Revenue for short term fixed fee contracts or "not to exceed" contracts is recognized similarly, except that certain milestones also have to be reached before revenue is recognized. If the Company determines that a contract will result in a loss, the Company recognizes the estimated loss in the period in which such a determination is made.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940, as amended, and liquid investments, including US Treasury securities, with original maturities of three months or less.

Accounts Receivable - Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. The Company's policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of the Company's customers, bad debts are mainly accounted for using the direct write-off method whereby an expense is recognized only when a specific balance is determined to be uncollectible in full. The effect of using this method approximates that of the allowance method. However, in the event the Company determines that the collectability of any account receivable reaches a certain uncertainty threshold, the Company will provide an allowance for doubtful account to reduce said balance.

Income Taxes - We follow an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

The Company follows guidance from the Financial Accounting Standards Board ("FASB") related to *Accounting for Uncertainty in Income Taxes,* which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. As of October 31, 2023, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations.

Leases – The Company follows accounting standards issued by the FASB for the accounting and disclosure of leases. Under those standards, assets and liabilities that arise from leases are recognized on the balance sheet, and the leases are categorized at their inception as either operating or finance leases.

Operating lease right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments under the lease. Lease recognition occurs at the commencement date, and lease liability amounts are based on the present value of lease payments made during the lease term.

Property and Equipment - Owned property and equipment are stated at cost. Depreciation of owned assets are provided for, when placed in service, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Expenditures for repairs and maintenance are expensed when incurred.

Impairment of Long-Lived Assets - The Company evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the long-lived assets was present as of October 31, 2023 and 2022.

Stock-based Compensation - Stock-based compensation expense is recognized in the consolidated financial statements based on the fair value of the awards granted. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. We calculate the fair value of stock options using the Black-Scholes option-pricing model at grant date, while for restricted stock units the fair market value of the units is determined by Company's share market value at grant date. Excess tax benefits related to stock-based compensation are reflected as cash flows from financing activities rather than cash flows from operating activities. We have not recognized such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

<u>Earnings Per Share of Common Stock</u> - Basic earnings per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share includes the dilution of common stock equivalents.

The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

<u>Foreign Operations</u> - The functional currency of our foreign subsidiaries are their respective local currencies. The assets and liabilities of our foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income.

Our intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that we consider to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which we anticipate settlement in the foreseeable future are recorded in the consolidated statements of operations.

Recent Accounting Pronouncements

Recent accounting pronouncements pending adoption not discussed elsewhere in this Annual Report on Form 10-K or the Consolidated Financial Statements, are either not applicable, or will not have or are not expected to have a material impact on us.

Forward-Looking Statements

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements include all statements other than those made solely with respect to historical fact and identified by words such as "believes," "anticipates," "expects," "intends" and similar expressions, but such words are not the exclusive means of identifying such statements. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and these risk factors in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Annual Report on Form 10-K or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our stockholders and prospective investors should consider are discussed in Item 1A Risk Factors above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our Consolidated Financial Statements, together with the report of our independent registered public accounting firm are included herein immediately following the signature page of this report. See Index to Consolidated Financial Statements on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company,

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

- provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, our internal control systems and procedures may not prevent or detect misstatements. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We, under the supervision of and with the participation of our management, including the principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2023, based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our principal executive officer and principal financial officer concluded that the Company maintained effective internal control over financial reporting as of October 31, 2023.

Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

Based on an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, there has been no change in our internal control over financial reporting during our last fiscal quarter identified in connection with that evaluation that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended October 31, 2023, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

Information with respect to our executive officers is included in Part I.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended October 31, 2023, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended October 31, 2023, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended October 31, 2023, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended October 31, 2023, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K:

1.   All Financial Statements: Consolidated Financial Statements are included herein immediately following the signature page of this report. See Index to Consolidated Financial Statements on page F-1.

2.   Financial Statement Schedules: None.

3.   Exhibits: The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission, as indicated in the description of each.

Exhibit Number	Exhibit Description	Form	File Number	Incorporated By Reference Exhibit	Filing Date
3.1	Restated Certificate of Incorporation	8-K	000-50956	99.1	5/1/2006
3.2	Certificate of Amendment to the Certificate of Incorporation	8-K	000-50956	3.1	4/12/2013
3.3	Amended and Restated Bylaws of Pharma-Bio Serv Inc.	8-K	000-50956	3.1	2/9/2023
4.1	Description of the Registrant's securities	10-K	000-50956	4.1	1/29/2020
10.1	Employment Agreement, effective January 1, 2015, between Pharma-Bio Serv, Inc. and Victor Sanchez	8-K	000-50956	10.2	1/5/2015
10.2	Employment Agreement dated November 5, 2007 between the Pharma-Bio Serv, Inc. and Pedro Lasanta	10-K	000-50956	10.8	1/29/2009
10.3	Amendment to Employment Agreement dated December 17, 2008 between the Registrant and Pedro Lasanta	8-K	000-50956	99.1	12/23/2008
10.4	Amendment to Employment Agreement, dated March 11, 2009, by and between the Company and Pedro Lasanta	8-K	000-50956	10.3	3/17/2009
10.5	Employment Agreement Amendment, effective as of January 1, 2010, by and between the Company and Pedro Lasanta	8-K	000-50956	10.2	1/07/2010
10.6	Employment Agreement Amendment, dated January 31, 2012, by and between the Company and Pedro J. Lasanta	8-K	000-50956	10.1	2/2/2012
10.7	Employment Agreement Amendment, dated December 31, 2012, by and between the Company and Pedro J. Lasanta	8-K	000-50956	10.1	1/7/2013
10.8	Employment Agreement Amendment between Pharma-Bio Serv, Inc. and Pedro J. Lasanta, effective January 1, 2014.	8-K	000-50956	10.2	2/21/2014
10.9	Employment Agreement Amendment, dated October 7, 2019, by and between the Company and Pedro J. Lasanta	8-K	000-50956	10.1	10/11/2019
10.10	2005 Long-Term Incentive Plan, as amended	DEF 14A	000-50956	Appendix C	3/26/2007
10.11	Amendment to 2005 Long-Term Incentive Plan	10-Q	000-50956	10.4	3/17/2014
10.12	Pharma-Bio Serv, Inc. 2014 Long-Term Incentive Plan	8-K	000-50956	10.1	5/2/2014
14.1	Code of business conduct and ethics for senior management	10-KSB	000-50956	14.1	2/2/2007
21.1*	List of Subsidiaries				
23.1*	Consent of Crowe PR PSC (formerly known as Horwath Vélez & Co, PSC)				
31.1*	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certification of chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101.INS*	XBRL Instance Document				
101.SCH*	XBRL Taxonomy Extension Schema				
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase				
101.DEF*	XBRL Taxonomy Extension Definition Linkbase				
101.LAB*	XBRL Taxonomy Extension Label Linkbase				
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase				
104*	Cover page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

* Filed herewith

** Furnished herewith

Exhibits 10.1 through 10.12 are management contracts or compensatory plans, contracts or arrangements.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMA-BIO SERV, INC.

Dated: January 29, 2024

By: /s/ Victor Sanchez
      Name: Victor Sanchez
      Title: Chief Executive Officer and
             President Europe Operations
             (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Victor Sanchez Victor Sanchez	Chief Executive Officer and President Europe Operations (Principal Executive Officer)	January 29, 2024
/s/ Pedro J. Lasanta Pedro J. Lasanta	Chief Financial Officer, Vice President Finance and Administration and Secretary (Principal Financial and Accounting Officer)	January 29, 2024
/s/ Kirk Michel Kirk Michel	Chairman	January 29, 2024
/s/ Howard Spindel Howard Spindel	Director	January 29, 2024
/s/ Dov Perlysky Dov Perlysky	Director	January 29, 2024
/s/ Irving Wiesen Irving Wiesen	Director	January 29, 2024

PHARMA-BIO SERV, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Pharma-Bio Serv, Inc.
Dorado, Puerto Rico

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pharma-Bio Serv, Inc. ("the Company") as of October 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Crowe PR PSC is a member of the global network of Crowe LLP, the members of which are separate and independent legal entities.

We have served as the Company's auditor since 2006.

/s/ CROWE PR PSC
Guaynabo, Puerto Rico

January 29, 2024
Puerto Rico Society of Certified Public Accountants
Stamp number E555075 was
affixed to the original of this report

PHARMA-BIO SERV, INC.
Consolidated Balance Sheets
October 31, 2023 and 2022

	October 31,	
	2023	**2022**
ASSETS		
Current assets		
Cash and cash equivalents	$10,446,054	$14,462,729
Marketable securities	4,531,164	-
Accounts receivable	3,940,845	4,982,500
Prepaids and other assets	483,034	498,374
Total current assets	19,401,097	19,943,603
Property and equipment	32,849	73,684
Operating lease right-of-use	356,450	502,685
Other assets	111,665	130,874
Total assets	$19,902,061	$20,650,846
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current operating lease liabilities	$ 152,474	$ 140,855
Accounts payable and accrued expenses	1,467,425	1,629,600
Current portion of US Tax Reform Transition Tax and income taxes payable	533,782	337,264
Total current liabilities	2,153,681	2,107,719
US Tax Reform Transition Tax payable	1,427,560	1,639,048
Long term operating lease liabilities	194,035	346,509
Total liabilities	3,775,276	4,093,276
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.0001 par value; authorized 10,000,000 shares; none issued or outstanding	-	-
Common stock, $0.0001 par value; authorized 50,000,000 shares; 23,512,880 and 23,457,515 shares issued, and 22,963,451 and 22,943,486 shares outstanding at October 31, 2023 and 2022, respectively	2,351	2,346
Additional paid-in capital	1,596,922	1,551,838
Retained earnings	14,853,826	15,267,470
Accumulated other comprehensive income	210,266	238,152
	16,663,365	17,059,806
Treasury stock, at cost; 549,429 and 514,029 common shares held on October 31, 2023 and 2022, respectively	(536,580)	(502,236)
Total stockholders' equity	16,126,785	16,557,570
Total liabilities and stockholders' equity	$19,902,061	$20,650,846

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Operations
For the Years Ended October 31, 2023 and 2022

| | Years ended October 31, | |
	2023	2022
REVENUES	$16,976,856	$19,398,727
COST OF SERVICES	11,910,445	14,517,279
GROSS PROFIT	5,066,411	4,881,448
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,949,000	3,706,503
INCOME FROM OPERATIONS	1,117,411	1,174,945
OTHER INCOME, NET	570,076	13,418
INCOME BEFORE INCOME TAX	1,687,487	1,188,363
INCOME TAX EXPENSE	377,307	181,679
NET INCOME	$ 1,310,180	$ 1,006,684
BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.057	$ 0.044
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC	22,970,892	23,002,583
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED	22,997,854	23,031,815

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Comprehensive Income
For the Years Ended October 31, 2023 and 2022

	Years ended October 31,	
	2023	2022
NET INCOME	$ 1,310,180	$ 1,006,684
OTHER COMPREHENSIVE INCOME (LOSS), NET OF RECLASSIFICATION ADJUSTMENTS AND TAXES:		
Foreign currency translation:		
Net unrealized gain (loss)	(4,742)	29,544
Intercompany balances foreign exchange settlement, included in net income	(23,144)	64,153
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(27,886)	93,697
COMPREHENSIVE INCOME	$ 1,282,294	$ 1,100,381

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended October 31, 2023 and 2022

	Common Stock		Preferred Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Stock	Total
BALANCE AT OCTOBER 31, 2021	23,433,341	$ 2,343	-	$ -	$ 1,480,193	$ 17,707,384	$ 144,455	$ (420,244)	$ 18,914,131
STOCK-BASED COMPENSATION	-	-	-	-	71,645	-	-	-	71,645
ISSUANCE OF COMMON STOCK PURSUANT TO THE CASHLESS EXERCISE OF STOCK OPTIONS	24,174	3	-	-	-	(3)	-	-	-
PURCHASE OF TREASURY STOCK (84,303 SHARES)	-	-	-	-	-	-	-	(81,992)	(81,992)
NET INCOME	-	-	-	-	-	1,006,684	-	-	1,006,684
OTHER COMPREHENSIVE INCOME, NET OF TAX	-	-	-	-	-	-	93,697	-	93,697
CASH DIVIDENDS ($0.075 PER COMMON, SHARE AT RECORD DATE)	-	-	-	-	-	(3,446,595)	-	-	(3,446,595)
BALANCE AT OCTOBER 31, 2022	23,457,515	2,346	-	-	1,551,838	15,267,470	238,152	(502,236)	16,557,570
STOCK-BASED COMPENSATION	-	-	-	-	45,084	-	-	-	45,084
ISSUANCE OF COMMON STOCK PURSUANT TO THE CASHLESS EXERCISE OF STOCK OPTIONS	55,365	5	-	-	-	(5)	-	-	-
PURCHASE OF TREASURY STOCK (35,400 SHARES)	-	-	-	-	-	-	-	(34,344)	(34,344)
NET INCOME	-	-	-	-	-	1,310,180	-	-	1,310,180
OTHER COMPREHENSIVE LOSS, NET OF TAX	-	-	-	-	-	-	(27,886)	-	(27,886)
CASH DIVIDEND ($0.075 PER SHARE OF COMMON STOCK AT RECORD DATES)	-	-	-	-	-	(1,723,819)	-	-	(1,723,819)
BALANCE AT OCTOBER 31, 2023	23,512,880	$ 2,351	-	$ -	$ 1,596,922	$ 14,853,826	$ 210,266	$ (536,580)	$ 16,126,785

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Cash Flows
For the Years Ended October 31, 2023 and 2022

	Years ended October 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,310,180	$ 1,006,684
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation	45,084	71,645
Depreciation and amortization	48,086	51,107
Amortization of operating lease right-of-use	146,235	137,284
Reinvested interests	(320,077)	-
Decrease (increase) in accounts receivable	1,093,246	(463,323)
Decrease (increase) in prepaids and other assets	(105,132)	686,848
Decrease in liabilities	(326,662)	(897,788)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,890,960	592,457
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment	(7,251)	(19,269)
Marketable securities investment, net	(4,211,087)	-
NET CASH USED IN INVESTING ACTIVITIES	(4,218,338)	(19,269)
CASH FLOW FROM FINANCING ACTIVITIES:		
Repurchase of common stock	(34,344)	(81,992)
Cash dividends paid to shareholders	(1,723,819)	(3,446,595)
NET CASH USED IN FINANCING ACTIVITIES	(1,758,163)	(3,528,587)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	68,866	(50,217)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,016,675)	(3,005,616)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	14,462,729	17,468,345
CASH AND CASH EQUIVALENTS – END OF YEAR	$10,446,054	$14,462,729
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Income taxes	$ 422,155	$ 211,813
Interest	$ -	$ -
SUPPLEMENTARY SCHEDULES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Income tax withheld by clients to be used as a credit in the Company's income tax returns	$ 17,067	$ 22,474
Conversion of cashless exercise of options to shares of common stock	$ 5	$ 3

See notes to consolidated financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Pharma-Bio Serv, Inc. ("Pharma-Bio") is a Delaware corporation organized on January 14, 2004. Pharma-Bio is the parent company of Pharma-Bio Serv PR, Inc. ("Pharma-PR"), Pharma Serv, Inc. ("Pharma-Serv"), and Scienza Labs, Inc. ("Scienza Labs") (currently inactive), each a Puerto Rico corporation, Pharma-Bio Serv US, Inc. ("Pharma-US"), a Delaware corporation, Pharma-Bio Serv SL ("Pharma-Spain"), a Spanish limited liability company, and Pharma-Bio Serv Brasil Servicos de Consultoria Ltda. (currently insignificant) ("Pharma-Brazil"), a Brazilian limited liability company. Pharma-Bio, Pharma-PR, Pharma-Serv, Scienza Labs, Pharma-US, Pharma-Spain and Pharma-Brazil are collectively referred to as the "Company." The Company operates in Puerto Rico, the United States, Europe and Brazil under the name of Pharma-Bio Serv and is engaged in providing technical compliance consulting service.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Segments

The Company operates in three reportable business segments: (i) Puerto Rico technical compliance consulting, (ii) United States technical compliance consulting, and (iii) Europe technical compliance consulting. Accordingly, the accompanying consolidated financial statements are presented to show these three reportable segments.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their liquidity or short-term nature.

Revenue Recognition

The Company records revenue under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. We evaluate our revenue contracts with customers based on the five-step model under ASC 606: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to separate performance obligations; and (v) Recognize revenue when (or as) each performance obligation is satisfied.

Revenue is primarily derived from: (1) time and material contracts (representing approximately 99% of total revenues), and (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 1% of total revenues). Time and material contracts are typically based on the number of hours worked at contractually agreed upon rates. These service contracts relate to work which has no alternative use and for which the Company has an enforceable right to payment for the work completed to date. As a result, revenue is recognized over time when or as the Company transfers control of the promised products or services (known as performance obligations) to its customers. Revenue for short term fixed fee contracts or "not to exceed" contracts is recognized similarly, except that certain milestones also must be reached before revenue is recognized. If the Company determines that a contract will result in a loss, the Company recognizes the estimated loss in the period in which such a determination is made.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940, as amended, and liquid investments, including US Treasury securities, with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. The Company's policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of the Company's customers, bad debts are mainly accounted for using the direct write-off method whereby an expense is recognized only when a specific balance is determined to be uncollectible in full. The effect of using this method approximates that of the allowance method. However, in the event the Company determines that the collectability of any account receivable reaches a certain uncertainty threshold, the Company will provide an allowance for doubtful accounts to reduce said balance. As of October 31, 2023 and 2022, the Company had not identified any account reaching the uncertainty threshold, except for an account being litigated by the Company, which was fully allowed in 2021.

Income Taxes

The Company follows an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

The Company follows guidance from the Financial Accounting Standards Board ("FASB") related to *Accounting for Uncertainty in Income Taxes,* which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. As of October 31, 2023, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations.

Leases

The Company follows accounting standards issued by the FASB for the accounting and disclosure of leases. Under those standards, assets and liabilities that arise from leases are recognized on the balance sheet, and the leases are categorized at their inception as either operating or finance leases.

Operating lease right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments under the lease. Lease recognition occurs at the commencement date, and lease liability amounts are based on the present value of lease payments made during the lease term, based on a discount rate of 8%.

Property and Equipment

Owned property and equipment are stated at cost.

Depreciation of owned assets are provided for, when placed in service, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Expenditures for repairs and maintenance are expensed when incurred.

Impairment of Long-Lived Assets

The Company evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the long-lived assets was present as of October 31, 2023 and 2022.

Stock-based Compensation

Stock-based compensation expense is recognized in the consolidated financial statements based on the fair value of the awards granted. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model at grant date, while for restricted stock units the fair market value of the units is determined by Company's share market value at grant date. Excess tax benefits related to stock-based compensation are reflected as cash flows from financing activities rather than cash flows from operating activities. However, the Company has not recognized such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

Earnings Per Share of Common Stock

Basic earnings per share of common stock is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share includes the dilution of common stock equivalents.

The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

Foreign Operations

The functional currency of the Company's foreign subsidiaries is its local currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income.

The Company's intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statements of operations.

Subsequent Events

The Company has evaluated subsequent events to the date of the issuance of the consolidated financial statements. The Company has determined that there are no events occurring in this period that require disclosure or adjustment, except as disclosed in the accompanying consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the October 31, 2022 consolidated financial statements to conform them to the October 31, 2023 consolidated financial statements presentation. Such reclassifications do not have an effect on net income as previously reported.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "*Financial Instruments - Credit Losses*" (ASU 2016-13), which changes the impairment model for most financial assets and certain other instruments from an incurred loss model to an expected loss model. In addition, the guidance also requires incremental disclosures regarding allowances and credit quality indicators. ASU 2016-13 is required to be adopted using the modified-retrospective approach. For the Company, this guidance will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Based on the Company's assessment, it does not anticipate a material impact on the Company's Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07 Segment Reporting to provide more detail information about a reportable segment's expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, although early adoption is permitted.

NOTE B – MARKETABLE SECURITIES

Marketable securities consist of short-term U.S. Treasury securities with maturities over three months, which are held until maturity and accordingly, are measured at cost plus accreted interest income.

NOTE C - PROPERTY AND EQUIPMENT

The balance of property and equipment on October 31, 2023 and 2022 consisted of the following:

	Useful life (years)	October 31, 2023	October 31, 2022
Vehicles	5	$ 115,623	$ 115,623
Computers	3	405,711	401,040
Equipment	3-7	142,670	142,670
Furniture and fixtures	10	3,854	1,440
Total		667,858	660,773
Less: Accumulated depreciation and amortization		(635,009)	(587,089)
Property and equipment, net		$ 32,849	$ 73,684

NOTE D - INCOME TAXES

On December 22, 2017, Public Law 115-97, commonly known as the Tax Cuts and Jobs Act of 2017 (the "Tax Reform"), was enacted. The Tax Reform imposed a mandatory one-time transition tax (the "Transition Tax") over foreign subsidiaries undistributed earnings and profits ("E&Ps") earned prior to a date set by the statute. Based on the Company's E&Ps, the Transition Tax was determined to be approximately $2.7 million. The Transition Tax liability must be paid over a period of eight years which started with the Company's second quarter of fiscal year 2019. Previously, most of these E&Ps' were not repatriated since such E&Ps' were considered to be reinvested indefinitely in the foreign location, therefore no US tax liability was incurred unless the E&Ps were repatriated as a dividend. After December 31, 2017, the Tax Reform has established a 100% tax exemption on the foreign-source portion of dividends received attributable to E&Ps, with certain limitations. However, foreign subsidiaries earnings are subject to U.S. tax at a reduced rate of 10.5%.

In June 2011, Pharma-Bio, Pharma-PR and Pharma-Serv obtained a Grant of Industrial Tax Exemption pursuant to the terms and conditions set forth in Act No. 73 of May 28, 2008 ("the Grant") issued by the Puerto Rico Industrial Development Company ("PRIDCO"). The Grant was effective as of November 1, 2009 and covers a fifteen-year period, ending on October 31, 2024. The Grant provides relief on various Puerto Rico taxes, including income tax, with certain limitations, for most of the activities carried on within Puerto Rico, including those that are for services to parties located outside of Puerto Rico. Industrial Development Income ("IDI") covered under the Grant are subject to a fixed income tax rate of 4%. In addition, IDI earnings distributions, accumulated since November 1, 2009, are exempt from Puerto Rico earnings distribution tax. Under provisions of Puerto Rico Acts 60-2019 and 73-2008, the Company has requested PRIDCO the renegotiation of the Grant for an additional term of fifteen years.

Puerto Rico operations not covered in the exempt activities of the Grant are subject to Puerto Rico income tax at a maximum tax rate of 37.5% as provided by the 1994 Puerto Rico Internal Revenue Code, as amended. The operations carried out in the United States by the Company's subsidiaries, is taxed in the United States at a maximum regular federal income tax rate of 21%. The Spanish subsidiary operations in Spain are taxed at a regular income tax rate of 25%.

The reconciliation between the United States federal statutory rate and our effective tax rate applicable to continuing operations for the years ended October 31, 2023, and 2022 is as follows:

	October 31, 2023	October 31, 2022
United States federal statutory rate	21.0%	21.0%
Tax holiday, including GILTI	(2.1)%	(6.4)%
Other foreign jurisdictions earnings	2.8%	0.2%
Other	0.6%	0.5%
Effective tax rate	22.3%	15.3%

The effective tax rates, for the years ended October 31, 2023 and 2022, differ from the federal statutory rate mainly due to the impact of the jurisdictional mix of income and expenses. The variance in our effective tax rate is mainly attributable to (i) foreign earnings results from the Company's operations conducted in Puerto Rico, a territory of the United States that is treated as a foreign jurisdiction for U.S. tax purposes and is subject to tax incentive grants, and (ii) other foreign earnings other than from Puerto Rico. As previously disclosed, foreign earnings (including Puerto Rico) are also subject to U.S. tax at a reduced rate of 10.5%.

For the years ended October 31, 2023 and 2022 income tax expense includes US federal and state taxes of approximately $132,900 and $159,800, respectively, and foreign income taxes of $244,400 and $21,900, respectively.

The Company files income tax returns in the United States (federal and various states jurisdictions), Puerto Rico, Spain and Brazil. The 2019 (2018 for Puerto Rico) through 2022 tax years are open and may be subject to potential examination in one or more jurisdictions. Currently, the Company is not subject to a federal, state, Puerto Rico or foreign income tax examination.

NOTE E – LEASES

Operating facilities - The Company conducts its headquarters administrative operations in office facilities located in Dorado, Puerto Rico (the "Office Facilities"). The Office Facilities are leased from an affiliate of our past Chairman of the Board (the "Landlord"). The lease agreement was for an initial five-year term commencing January 1, 2016, with a renewal option for five additional years which was exercised and became effective January 1, 2021. The lease agreement, as amended, has monthly rental payments of $14,561 through the end of the renewal option term. The lease agreement also requires the payment of utilities, property taxes, insurance and expenses incurred by the affiliate in connection with the maintenance of common areas.

The Company maintains an office facility in Madrid, Spain. The facility is under a month-to-month lease with monthly payments of approximately $500.

The Company leases certain apartments as dwellings for employees. The leases are under short-term lease agreements and usually are cancelable upon 30-day notification.

Minimum future lease payments under non-cancelable operating leases having remaining terms in excess of one year as of October 31, 2023, are as follows:

Twelve months ending October 31,	Amount
2024	$ 174,730
2025	174,730
2026	29,121
Total future minimum operating lease payments	378,581
Less: Amount of imputed interest	(32,072)
Present value of future minimum operating lease payments	346,509
Current operating lease liabilities	(152,474)
Long term operating lease liabilities	$ 194,035

Lease expense for the years ended October 31, 2023 and 2022, was approximately $182,000 and $186,000, respectively.

NOTE F – CONTINGENCIES

In the ordinary course of business, the Company may be a party to legal proceedings incidental to the business. These proceedings are not expected to have a material adverse effect on the Company's business or financial condition.

NOTE G – EQUITY TRANSACTIONS

On June 13, 2014, the Board of Directors of the Company authorized the Company to repurchase up to two million shares of its outstanding common stock under the Company Stock Repurchase Program (the "Repurchase Program"). The timing, manner, price and amount of any repurchases under the Repurchase Program will be at the discretion of the Company, subject to the requirements of the Securities Exchange Act of 1934, as amended, and related rules. The Repurchase Program does not oblige the Company to repurchase any shares and it may be modified, suspended or terminated at any time and for any reason. No shares will be repurchased under the Repurchase Program directly from directors or officers of the Company. As of October 31, 2023 and 2022, a total of 486,457 and 451,057 shares of the Company's common stock were purchased under the Repurchase Program for an aggregate amount of $473,608 and $439,264, respectively.

On February 28, 2023, the Board of Directors of the Company declared a cash dividend of $0.075 per common share for shareholders of record as of the close of business on March 29, 2023. Accordingly, an aggregate dividend payment of $1,723,819 was paid on April 14, 2023.

NOTE H – EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted-average number of our common shares outstanding. The computation of diluted earnings per share is based on the weighted-average number of our common shares outstanding and dilutive potential common shares, which include principally shares that may be issued under: warrants, our stock option or restricted stock unit awards, determined using the treasury stock method. The following data show the amounts used in the calculations of basic and diluted earnings per share.

	Years ended October 31,	
	2023	2022
Net income available to common equity holders - used to compute basic and diluted earnings per share	$ 1,310,180	$ 1,006,684
Weighted average number of common shares - used to compute basic earnings per share	22,970,892	23,002,583
Effect of options to purchase common stock	26,962	29,232
Weighted average number of shares - used to compute diluted earnings per share	22,997,854	23,031,815

For the years ended October 31, 2023 and 2022, options for the purchase of 223,350 and 300,000 shares of common stock, respectively, were not included in computing earnings per share because their effect was antidilutive.

NOTE I - STOCK OPTIONS AND STOCK BASED COMPENSATION

The Company has an incentive plan that covers 2,300,000 shares of the Company's common stock, that provide for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, consultants and directors for a period of ten years (the "2014 Long-Term Incentive Plan" also known as the "2014 Plan"). The 2014 Plan is to be administered by a committee of independent directors. In the absence of a committee, the plan is administered by the Board of Directors. Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds at least 10% of the Company's common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The fair value of stock-based awards to employees is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of the option has been estimated using the "simplified" method as provided in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, for plans with insufficient exercise experience. Under this method, the expected term equals the arithmetic average of the vesting term and the contractual term of the option. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's stock price. These factors could change in the future, which would affect the fair values of stock options granted in such future periods and could cause volatility in the total amount of the stock-based compensation expense reported in future periods.

The 2014 Plan stock options activity and status for the years ended October 31, 2023 and 2022 was as follows:

| | Year ended October 31, | | | |
| | 2023 | | 2022 | |
	Number of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price
Outstanding at beginning of year	500,000	$ 0.9764	470,000	$ 0.9353
Granted	80,000	$ 0.7900	140,000	$ 0.9786
Exercised	(236,650)	$ 0.8675	(110,000)	$ 0.8036
Expired and/or forfeited	-	$ -	-	$ -
Total outstanding at end of year	343,350	$ 1.0081	500,000	$ 0.9764
Outstanding exercisable stock options at end of year	263,330	$ 1.0439	400,000	$ 0.9750

	October 31, 2023	October 31, 2022
Weighted average remaining years in contractual life for:		
Total outstanding options	2.8 years	2.6 years
Outstanding exercisable options	2.5 years	2.2 years
Shares of common stock available for issuance pursuant to future stock option grants	1,200,000	1,280,000

The following weighted average assumptions were used to estimate the fair value of stock options granted under the 2014 Plan for the years ended October 31, 2023 and 2022:

| | Year ended October 31, | |
	2023	2022
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	90.9%	87.0%
Risk free interest rate	3.9%	1.1%
Expected life of options	3.2 years	3.3 years
Weighted average fair value of options granted	$ 0.4798	$ 0.5667

As of October 31, 2023, estimated stock-based compensation expense to be recognized in future periods for granted nonvested stock options is attributable to stock options granted under the 2014 Plan. The nonvested stock options compensation expense in the amount of $26,870 will be recognized in a weighted average period of approximately 0.7 years.

As of October 31, 2023 and 2022, the aggregate intrinsic value of options outstanding under the 2014 Plan were approximately $8,364 and $14,800, respectively. The aggregate intrinsic value represents the difference between the Company's stock price at year end and the exercise price, multiplied by the number of in-the money options had all option holders exercised their options. This amount changes based on the fair market value of the Company's stock.

The following table presents the total stock-based compensation included in the Company's consolidated statement of income and the effect in earnings per share:

| | Year ended October 31, | |
	2023	2022
Stock-based compensation expense:		
Cost of services	$ -	$ -
Selling, general and administrative	45,084	71,645
Stock-based compensation before tax	45,084	71,645
Income tax benefit	-	-
Net stock-based compensation expense	$ 45,084	$ 71,645
Effect on earnings per share:		
Basic earnings per share	$ (0.002)	$ (0.003)
Diluted earnings per share	$ (0.002)	$ (0.003)

NOTE J - SEGMENT DISCLOSURES

The Company's segments are based on the organizational structure for which financial results are regularly evaluated by the Company's chief operating decision maker to determine resource allocation and assess performance. Each reportable segment is managed by its own management team and reports to executive management. The Company has three reportable segments: (i) Puerto Rico consulting, (ii) United States consulting, and (iii) Europe consulting. These reportable segments provide services primarily to the pharmaceutical, chemical, medical device and biotechnology industries in their respective markets.

The following table presents information about the reported revenue from services and earnings from operations of the Company for the years ended on October 31, 2023 and 2022. There is no intersegment revenue for the mentioned periods. Corporate expenses that support the operating units have been allocated to the segments. Asset information by reportable segment is not presented, since the Company does not produce such information internally, nor does it use such data to manage its business.

	Year ended October 31,	
	2023	2022
REVENUES:		
Puerto Rico consulting	$ 8,038,143	$12,142,278
United States consulting	4,672,255	4,558,018
Europe consulting	4,260,224	2,650,783
Other	6,234	47,648
Total consolidated revenues	$16,976,856	$19,398,727
INCOME (LOSS) FROM OPERATIONS:		
Puerto Rico consulting	$ (18,749)	$ 239,329
United States consulting	272,130	226,239
Europe consulting	913,966	771,652
Other	(49,936)	(62,275)
Total consolidated income from operations	1,117,411	1,174,945
OTHER INCOME, NET	570,076	13,418
Total consolidated income before income tax	$ 1,687,487	$ 1,188,363

Long lived assets (property and equipment) and related depreciation and amortization expense for the years ended October 31, 2023 and 2022, were concentrated in the corporate headquarters in Puerto Rico. Accordingly, depreciation expense and acquisition of property and equipment, as presented in the statements of cash flows are mainly related to the corporate headquarters. In the fourth quarter of 2023, the Company revaluated the allocation of expenses to the European segment, to improve the cost allocations based on actual facts and circumstances of said segment, during the year. The effect of this matter, had it been recorded retroactively, would have been to reduce the profit of said segment by approximately $400,000, and increase the Puerto Rico segment by the same amount.

NOTE K - CONCENTRATION OF RISKS

Cash, Cash Equivalents and Marketable Securities

The Company's domestic cash, cash equivalents and marketable securities consist of cash deposits in FDIC insured banks (substantially covered by FDIC insurance by the spread of deposits in multiple FDIC insured banks), a money market obligations trust registered under the US Investment Company Act of 1940, as amended, and U.S. Treasury securities with maturities of twelve months or less. In the foreign markets we serve, we also maintain cash deposits in foreign banks, which have no specific insurance. No losses have been experienced nor are expected on these accounts.

Accounts receivable and revenues

The Company establishes a full allowance for doubtful accounts for those accounts receivable balances for which collectability have reached a certain uncertainty threshold.

The Company's revenues, and the related receivables, are concentrated in the pharmaceutical industry in Puerto Rico, the United States of America and Europe. Although a few customers represent a significant source of revenue, the Company's functions are not a continuous process, accordingly, the client base for which the services are typically rendered, on a project-by-project basis, changes regularly.

The Company provided a substantial portion of its services to four customers, who accounted for 10% or more of its revenues in either of the years ended October 31, 2023 or 2022. During the year ended October 31, 2023, revenues from these customers were 14.4%, 11.4%, 6.6% and 5.9%, or a total of 38.3%, as compared to the same period last year for 0.0%, 12.8%, 10.1% and 15.9%, or a total of 38.8%, respectively. For the year ended October 31, 2023 and 2022, these customers represented for the Puerto Rico, Europe and United States consulting reportable segments 23.9%, 14.4% and 0.0%, as compared to 38.8%, 0.0% and 0.0%, respectively. At October 31, 2023 and 2022, amounts due from these customers represented 16.2% and 28.7% of total accounts receivable balance, respectively.

The major customer information in the above paragraph is based on revenues earned from said customers at the segment level because in management's opinion contracts by segments are independent of each other, and therefore such information is more meaningful to the reader. However, at the global level five groups of affiliated companies accounted for 10% or more of our revenues in either October 31, 2023 or 2022. During the year ended October 31, 2023, aggregate revenues from these global groups of affiliated companies were 14.4%, 11.6%, 11.4%, 6.6% and 5.9%, or a total of 49.9%, as compared to the same period last year for 0.0%, 7.7%, 12.8%, 10.1% and 15.9%, or a total of 46.5%, respectively. For the year ended October 31, 2023 and 2022, these customers represented for the Puerto Rico, Europe and United States consulting reportable segments 25.9%, 14.4% and 9.6%, as compared to 42.3%, 0.0% and 4.2%, respectively. On October 31, 2023 and 2022, amounts due from these global groups of affiliated companies represented 57.9% and 43.1% of total accounts receivable balance, respectively.

NOTE L - RETIREMENT PLAN

Pharma-PR and Pharma-US each have a separate qualified retirement plan in accordance with the applicable laws of the Commonwealth of Puerto Rico and the United States of America, for employees who meet certain age and service period requirements. The Company makes contributions to these plans as required by the provisions of the plan document. During the years ended October 31, 2023 and 2022, the Company contributed to these plans $142,800 and $134,700, respectively.

NOTE M – RELATED PARTY TRANSACTIONS

As more fully disclosed in Note E to the consolidated financial statements, the Company leases its headquarters facilities in Dorado, Puerto Rico, from an affiliate of our past Chairman of the Board of Directors.

NOTE N - SUBSEQUENT EVENTS

On December 15, 2023, the Board of Directors of the Company declared a cash dividend of $0.075 per common share. The dividend is payable on or about February 15, 2024, to shareholders of record as of the close of business on January 30, 2024.

EXHIBIT 21.1

Subsidiary Name	Jurisdiction of Organization
Pharma-Bio Serv PR, Inc.	Puerto Rico
Pharma-Bio Serv US, Inc.	Delaware
Pharma Serv, Inc.	Puerto Rico
Scienza Labs, Inc.	Puerto Rico
Pharma-Bio Serv S.L.	Spain
Pharma-Bio Serv Brasil Servicos de Consultoria Ltda.	Brazil

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Reg. Nos. 333-192744 and 333-199153) of our report relating to the consolidated financial statements of PHARMA-BIO SERV, INC. and its subsidiaries (the "Company"), dated January 29, 2024, appearing in the Annual Report on Form 10-K of the Company for the year ended October 31, 2023.

/s/ Crowe PR PSC

Guaynabo, Puerto Rico
January 29, 2024

Stamp number E555076 was affixed to the original of this report.

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Victor Sanchez, certify that:

1. I have reviewed this annual report on Form 10-K of Pharma-Bio Serv Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 29, 2024

By:/s/ Victor Sanchez
Victor Sanchez
Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Pedro J. Lasanta, certify that:

1.   I have reviewed this annual report on Form 10-K of Pharma-Bio Serv Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 29, 2024   By:/s/ Pedro J. Lasanta
                                                                                            Pedro J. Lasanta
                                                                                            Chief Financial Officer
                                                                                            (principal financial and accounting officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Pharma-Bio Serv, Inc. (the "Company") on Form 10-K for the fiscal year ended October 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "report"), the undersigned, Victor Sanchez, Chief Executive Officer of the Company, and Pedro J. Lasanta, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 29, 2024

/s/ Victor Sanchez   /s/ Pedro J. Lasanta
Victor Sanchez   Pedro J. Lasanta
Chief Executive Officer   Chief Financial Officer
(principal executive officer)   (principal financial and accounting officer)

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference to any filing of Pharma-Bio Serv, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **October 31, 2023**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to _____________

Commission File No. **000-50956**

Pharma-Bio Serv, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-0653570**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
Pharma-Bio Serv Building, #6 Road 696 **Dorado, Puerto Rico**	**00646**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **787-278-2709**

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the closing price for the registrant's common stock on April 30, 2023 (the last business day of the second quarter of the registrant's current fiscal year), was $13,638,206.

The number of shares of the registrant's common stock outstanding as of January 24, 2024 was 22,963,143.

Explanatory Note

This Form 10-K/A ("Amendment No. 1") amends the annual report on Form 10-K of Pharma-Bio Serv, Inc. (the "Company") for the fiscal year ended October 31, 2023, filed with the Securities and Exchange Commission (the "SEC") on January 29, 2024 (the "2023 Form 10-K"). The primary purpose of Amendment No. 1 is to provide the information required by Items 10 through 14 of Part III of the 2023 Form 10-K.

This Amendment No. 1 speaks as of the original filing date of the 2023 Form 10-K and reflects only the changes to the cover page and Items 10, 11, 12, 13 and 14 of Part III and inclusion of the certifications required pursuant to The Sarbanes-Oxley Act of 2002 in Item 15 of Part IV. No other information included in the 2023 Form 10-K, including the information set forth in Part I and Part II, has been modified or updated in any way. The 2023 Form 10-K continues to speak as of the date of the original filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred after the original filing other than as expressly indicated in this Amendment No. 1. Accordingly, this Amendment No. 1 should be read in conjunction with the 2023 Form 10-K and the Company's other SEC filings.

PHARMA-BIO SERV, INC.
ANNUAL REPORT ON FORM 10-K/A
FOR THE YEAR ENDED OCTOBER 31, 2023

TABLE OF CONTENTS

PART III

PART IV

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

(a) Identification of Directors.

Name	Age	Positions with the Company	Director Since	Class[4]
Kirk Michel[1],[2]	68	Chairman of the Board	2006	Class II
Dov Perlysky[2],[3]	61	Director	2004	Class II
Howard Spindel[1],[3]	78	Director	2006	Class III
Irving Wiesen[1],[2],[3]	69	Director	2006	Class I

(1) Member of the Audit Committee and Compensation Committee.
(2) Member of the Mergers and Acquisition Committee.
(3) Member of the Nominating and Corporate Governance Committee.
(4) Our Board of Directors ("Board") is divided into three separate classes, as nearly equal in number as possible, with one class being elected each year to serve a staggered three year-term. Class I directors are serving until the 2026 Annual Meeting of Stockholders, Class II directors are serving until the 2024 Annual Meeting of Stockholders and Class III directors are serving until the 2025 Annual Meeting of Stockholders."

Kirk Michel, a director since 2006 and Chairman of the Board since January 2021, is the founder and a managing director of KEMA Advisors, Inc. ("KEMA"). Founded in 2000, KEMA is a boutique investment banking firm located in Charlotte, North Carolina. KEMA provides corporate finance advisory services to middle market companies and governmental agencies. Prior to KEMA, from 1995 to 2000, Mr. Michel was the co-founder and a managing director of Bahia Group Holdings, LLC, which provided corporate finance, public finance and merger and acquisition services to middle market companies and governmental agencies. Mr. Michel holds a M.B.A. degree in Finance and Accounting from the Columbia University Graduate School of Business and a B.A. in Economics from Northwestern University.

Mr. Michel brings extensive leadership, business, and finance experience to the Board. His experience as an investment banker has given him broad understanding and expertise, particularly relating to business and finance matters.

Dov Perlysky, a director since 2004, has been the managing member of Nesher, LLC, a private investment firm since 2000. From 1998 until 2002, Mr. Perlysky was a vice president in the private client group of Laidlaw Global Securities, a registered broker-dealer. Mr. Perlysky was a director of Enzo Biochem, Inc., a growth-oriented life sciences and clinical laboratory company listed on the New York Stock Exchange, until January 2022, a director of Highlands Bancorp, Inc., a New Jersey community bank until its sale to Lakeland Bank in 2019 and a director of Engex, Inc., a closed end investment company until its dissolution in 2018. He received his B.S. in Mathematics and Computer Science from the University of Illinois in 1985 and a Masters in Management from the JL Kellogg Graduate School of Northwestern University in 1991.

Mr. Perlysky brings extensive leadership and business experience, as well as an in-depth understanding of the Company's history, as the former president of the Company from 2004 to 2006, and tremendous knowledge of our business and the pharmaceutical industry, to the Board.

Howard Spindel, a director since 2006, has been a consultant with Integrated Management Solutions, a securities industry consulting and recruitment firm which he founded, since 1985. In this capacity, he has also acted as a financial and operations principal, general securities principal, registered representative and options principal for several broker-dealers during this period. He was a director of Engex, Inc., a closed end investment company until its dissolution in 2018. Mr. Spindel received a B.S (Accounting) degree from Hunter College and is a member of the American Institute of Certified Public Accountants and of the New York State Society of Certified Public Accountants.

Mr. Spindel brings extensive leadership, business, and accounting experience to the Board. His experience as a consultant, certified public accountant and board member to other companies has given him broad understanding and expertise, particularly relating to business, accounting and finance matters.

Irving Wiesen, a director since 2006, has practiced as an attorney specializing in food and drug law and regulation in the pharmaceutical and medical device industries for over forty years. For more than the past ten years he has been of counsel to the New York law firms, Ullman, Shapiro and Ullman, LLP and Cohen, Tauber, Spievack & Wagner. Prior to that, Mr. Wiesen was a partner in the New York food and drug law firm, Bass & Ullman, and also served as division counsel of Boehringer Ingelheim Pharmaceuticals, Inc. Mr. Wiesen represents pharmaceutical, medical device and biotechnology companies in all aspects of Food and Drug Administration regulation, corporate practice and compliance, litigation and allied commercial transactions. Mr. Wiesen received his J.D. degree from the New York University School of Law and holds an M.A. in English Literature from Columbia University and a B.A., cum laude, from Yeshiva University.

Mr. Wiesen brings extensive leadership, business, and legal experience to the Board. He has practiced as an attorney specializing in food and drug law and regulation in the pharmaceutical and medical device industries for over thirty years. His experience as a practicing lawyer in the pharmaceutical and medical device industries has given him broad understanding and expertise, particularly relating to legal and industry matters impacting the Company.

(b) Identification of Executive Officers.

Name	Age	Position
Victor Sanchez..............	53	Chief Executive Officer, President and President of European Operations
Pedro J. Lasanta............	64	Chief Financial Officer, Vice President - Finance and Administration and Secretary

Victor Sanchez has served as our Chief Executive Officer and President since January 1, 2015 and as the President of the European Operations of the Company since January 2011. Prior to joining the Company, he served as Operations Manager in the LOCM and OSD divisions of Merck Sharp & Dohme, a pharmaceutical company, in Madrid, Spain from April 2010 to January 2011 and as Operations Manager of the LOCM division of Schering-Plough S.A., a pharmaceutical company, in Madrid, Spain, from September 2004 to April 2010. He served as Quality Control Validations Manager for Schering-Plough Products, LLC, a pharmaceutical company ("Schering-Plough"), in Puerto Rico from December 2000 to August 2004 and as Quality Control Laboratory Supervisor of Schering-Plough from April 1996 to December 2000. Mr. Sanchez holds a Bachelor of Science in Chemistry, summa cum laude, and a M.B.A. in Industrial Management, cum laude, from the Interamerican University of Puerto Rico. He holds a Post Graduate Diploma in Pharmaceutical Validation Technology from the Dublin Institute of Technology, Ireland. Mr. Sanchez is a chemist licensed by the Puerto Rico State Department and a member of the American Chemical Society, the Parenteral Drug Association, the Regulatory Affairs Professional Society, and the International Society for Pharmaceutical Engineers.

Pedro J. Lasanta has served as our Chief Financial Officer and Vice President - Finance and Administration since November 2007, and our Secretary since December 1, 2014. From 2006 until October 2007, Mr. Lasanta was in private practice as an accountant, tax and business counselor. From 1999 until 2006, Mr. Lasanta was the Chief Financial Officer for Pearle Vision Center PR, Inc. In the past, Mr. Lasanta was also an audit manager for Ernst & Young, formerly Arthur Young & Company. He is a cum laude graduate in business administration (accounting) from the University of Puerto Rico. Mr. Lasanta is a Certified Public Accountant. In 2012, he was awarded the Puerto Rico Manufacturers Association (North Region) Service Manager of the Year. Mr. Lasanta served as a Member of the Puerto Rico District Export Council for the U.S. Department of Commerce from January 2014 to December 2017.

(c) Identification of Certain Significant Employees

Not applicable.

(d) Family Relationships

There are no family relationships among our executive officers and directors.

(e) Business Experience

The business experience of each of our current directors and executive officers is set forth in Part III, Item 10(a), "Identification of Directors" and Part III, Item 10(b), "Identification of Executive Officers," respectively, of this Annual Report on Form 10-K/A.

The directorships currently held, and held during the past five years, by each of our directors in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to Section 15 of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, are set forth in Part III, Item 10(a), "Identification of Directors" of this Annual Report on Form 10-K/A.

(f) Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers that served during the year ended October 31, 2023 ("Fiscal 2023") or currently has been involved during the past ten years in any legal proceedings required to be disclosed pursuant to Item 401(f) of Regulation S-K.

(g) Promoters and Control Persons

Not applicable.

(h) and (i) Audit Committee and Audit Committee Financial Expert

The Company has separately designated a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the standing Audit Committee are Howard Spindel, Chairman, Kirk Michel and Irving Wiesen, all of whom are independent directors as determined by the Nasdaq Rules. The responsibilities and duties of the Audit Committee consist of but are not limited to: (1) overseeing the financial reporting process; (2) meeting with our external auditors regarding audit results; (3) engaging and ensuring independence of our outside audit firm and (4) reviewing the effectiveness of the Company's internal controls.

Our Board has determined that Mr. Spindel qualifies as an "Audit Committee financial expert" within the meaning of applicable regulations of the Securities and Exchange Commission, promulgated pursuant to the Sarbanes-Oxley Act of 2002. Our board of directors has adopted a written charter for the Audit Committee which the Audit Committee reviews and reassesses for adequacy on an annual basis. A copy of the Audit Committee's charter is located on our website at www.pharmabioserv.com.

(j) Procedures for Stockholder Nominations to the Board of Directors

No material changes to the procedures for nominating directors by our stockholders were made since our disclosure in the 2023 definitive proxy statement for our 2023 annual meeting of stockholders filed with the Securities and Exchange Commission on May 1, 2023.

Code of Conduct and Ethics

We have adopted a Code of Ethics that applies to all our senior management, including our principal executive officer, principal financial officer and principal accounting officer, and directors. A copy of our Code of Ethics is incorporated by reference as Exhibit 14.1 to this Annual Report on Form 10-K/A. We intend to post amendments to or waivers from our Code of Ethics (to the extent applicable to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or controller, or persons performing similar functions) on our website at www.pharmabioserv.com. Our website is not part of this report.

ITEM 11. EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table provides the compensation paid to our principal executive officer and other executive officers whose total compensation exceeded $100,000 for the fiscal years ended October 31, 2023 and 2022 (the "Named Executive Officers").

Name and Principal Position	Fiscal Year	Salary	Bonus [1]	Option Awards($) [2]	All Other Compensation	Total
Victor Sanchez	2023	$ 231,000	$ 60,600	$ -	$ 32,070[3]	$ 323,670
President and Chief Executive Officer	2022	$ 231,000	$ 53,600	$ 14,640	$ 14,300[4]	$ 313,540
Pedro Lasanta	2023	$ 175,000	$ 50,600	$ -	$ -	$ 225,600
Chief Financial Officer,	2022	$ 175,000	$ 33,600	$ 14,640	$ -	$ 223,240
Vice President-Finance and						
Administration and Secretary						

(1) Represents bonus for services in fiscal years 2023 and 2022, which were paid in December 2023 and December 2022, respectively, and a statutory holiday bonus of $600 paid in December 2023. and 2022, respectively.

(2) Amounts shown do not reflect compensation received by the executive officers. Instead, the amounts shown reflect the grant date fair value of options granted to the executive officers determined pursuant to FASB ASC Topic 718. The assumptions used to calculate the value of the option awards are set forth under Note I – Stock Options and Stock Based Compensation in our audited financial statements for the fiscal year ended October 31, 2023 included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2023.

(3) Represents (i) $14,300 health insurance plan expenses incurred pursuant to Mr. Sanchez's employment agreement and (ii) $17,770 accrued vacation pay.

(4) Represents $14,300 health insurance plan expenses incurred pursuant to Mr. Sanchez's employment agreement.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes information regarding equity-based awards held by our Named Executive Officers as of October 31, 2023.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares or Units of Stock that have not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested
Victor Sanchez [1]	-	16,675	$ 0.99	Dec. 9, 2026	-	-	-	-
Pedro Lasanta [1]	-	16,675	$ 0.99	Dec. 9, 2026	-	-	-	-

(1) Represents options to purchase 25,000 shares of common stock which were granted on December 9, 2021, of which 8,325 were exercised on March 6, 2023. These options vest in three equal annual installments beginning on December 9, 2022.

Employment Agreements

Victor Sanchez – Employment Agreement

On January 1, 2015, the Company entered into an Employment Agreement with Victor Sanchez, the Chief Executive Officer, President, and President of Europe Operations of the Company (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Sanchez is entitled to receive an annual base salary of $220,000 and such discretionary bonus, stock options and other equity-based incentives as determined by the Compensation Committee of the Company. Also, Mr. Sanchez is entitled to receive benefits provided to all other executive officers of the Company. Effective November 2, 2020, Mr. Sanchez's salary was increased to $231,000.

Also, pursuant to the Employment Agreement, if the Company terminates the Employment Agreement and Mr. Sanchez's employment other than for death, disability or cause, the Company shall (1) pay to Mr. Sanchez within 30 days after the date of termination (a) a lump-sum severance payment in an amount equivalent to one (1) year of salary at the time of the termination, less legal withholdings, or the severance established by PR labor law No. 80 of May 30, 1976, known as the "Wrongful Discharge Act" ("Ley de Despido Injustificado"), whichever amount is higher; (b) any bonuses that he may have earned up to the date of his termination, and (c) the value of any unused accrued vacation days, (2) provide executive one (1) year health coverage for the executive and dependents, and (3) provide that any restricted stock units, options or other similar granted awards held by him will become vested and exercisable for a three month period following the termination. Also, pursuant to the Employment Agreement, in the event of a change of control of the Company in connection with a sale, merger or acquisition of the Company or the Company ceases to be a public company, and is no longer subject to the reporting obligations of the Securities Exchange Act of 1934, as amended, any restricted stock units, options or other similar granted awards held by Mr. Sanchez will become vested and exercisable immediately prior to such event. If the Employment Agreement is terminated for death, disability or cause, no additional compensation will be payable subsequent to the date of such termination. The Employment Agreement also includes standard provisions relating to non-competition, non-solicitation and confidentiality.

Pedro Lasanta – Employment Agreement

On November 5, 2007, we entered into an employment agreement with Pedro Lasanta, our Chief Financial Officer and Vice President – Finance and Administration and Secretary, for a one year term pursuant to which we paid Mr. Lasanta an annual salary of $100,000 plus a monthly car allowance of $500. Mr. Lasanta's employment agreement has a non-competition provision pursuant to which he agrees that during the term of the agreement and for one year thereafter, Mr. Lasanta will not, directly or indirectly, engage in a competing business or solicit any customer or seek to persuade any customer to reduce the amount of business it does with us or seek to persuade any employee to leave our employment.

On December 17, 2008, we entered into an amendment to the employment agreement with Mr. Lasanta pursuant to which the term of the contract was extended indefinitely. The amended employment agreement provides that we will pay Mr. Lasanta an annual salary of $110,000 and an annual bonus in cash or Company stock options to be granted based on performance metrics to be established. Pursuant to the amended employment agreement, we will grant Mr. Lasanta options to purchase 30,000 shares of Company stock having an exercise price equal to fair market value on the date of grant and vesting in three equal annual installments beginning one year from November 1, 2008. In addition, upon termination of Mr. Lasanta's employment for reasons other than those set forth in his amended employment agreement, Mr. Lasanta will receive a lump-sum severance payment in an amount equivalent to six months of his salary at the time of the termination, less legal withholdings, or the severance established by Ley de Despido Injustificado, whichever amount is higher. All other terms and conditions of Mr. Lasanta's employment agreement remain the same.

On March 11, 2009, upon the approval of the Company's Compensation Committee, the Company entered into an Amendment to Employment Agreement with Mr. Lasanta to reduce Mr. Lasanta's current annual base salary from $110,000 to $106,000 and to eliminate Mr. Lasanta's automobile allowance effective March 1, 2009. Effective January 1, 2010, the Company amended the Employment Agreement of Mr. Lasanta, dated November 5, 2007, to restore Mr. Lasanta's annual base salary to $110,000. On January 31, 2012, the Company amended the Employment Agreement of Mr. Lasanta, dated November 5, 2007, to increase Mr. Lasanta's annual base salary from $110,000 to $125,000. On December 31, 2012, the Company amended the Employment Agreement of Mr. Lasanta, dated November 5, 2007, to increase Mr. Lasanta's annual base salary from $125,000 to $150,000 as of January 1, 2013. All other terms and conditions of Mr. Lasanta's employment agreement, as amended, remain the same.

On February 17, 2014, the Company amended the Employment Agreement of Mr. Lasanta, dated November 5, 2007, to increase Mr. Lasanta's salary to $160,000, effective January 1, 2014 (the "Lasanta Amendment"). Also, pursuant to the Lasanta Amendment, if the Company terminates the employment agreement of Mr. Lasanta other than for death, disability or cause, the Company shall (1) pay to the executive within 30 days after the date of termination (a) a lump-sum severance payment in an amount equivalent to one (1) year of salary at the time of the termination, less legal withholdings, or the severance established by Ley de Despido Injustificado, whichever amount is higher; (b) any bonuses that the executive may have earned up to the date of his termination, and (c) the value of any unused accrued vacation days, (2) provide executive one (1) year health coverage for the executive and dependents, and (3) provide that any restricted stock units, options or other similar granted awards held by the executive will become vested and exercisable for a three month period following the termination. Also, pursuant to the Lasanta Amendment, in the event of a change of control of the Company in connection with a sale, merger or acquisition of the Company or the Company ceases to be a public company, and is no longer subject to the reporting obligations of the Securities Exchange Act of 1934, as amended, any restricted stock units, options or other similar granted awards held by Mr. Lasanta will become vested and exercisable immediately prior to such event.

On October 7, 2019, the Company amended the Employment Agreement of Mr. Lasanta to increase his salary from $160,000 to $175,000, effective October 7, 2019.

Director Compensation

Effective January 1, 2014, and as amended on March 16, 2022, the Compensation Committee of the Board approved the following compensation to our independent directors (i) a $12,500 quarterly retainer fee and (ii) an automatic annual stock option grant of 20,000 shares to be granted on the tenth day of January each year. Also, each independent director received an option to purchase 25,000 shares of the Company's common stock on the date of his first election.

The following table summarizes the compensation earned and paid to our directors for the year ended October 31, 2023.

Name	Fees Earned [1]	Option Awards [2][3]	Total
Kirk Michel	$ 50,000	$ 9,596	$ 59,596
Dov Perlysky	$ 50,000	$ 9,596	$ 59,596
Howard Spindel	$ 50,000	$ 9,596	$ 59,596
Irving Wiesen	$ 50,000	$ 9,596	$ 59,596

(1) During the fiscal year ended October 31, 2023, all members of the Board of Directors individually earned and were paid fees of $50,000 each.
(2) Amounts shown do not reflect compensation received by the directors. Instead, the amounts shown reflect the grant date fair value of options granted to the directors determined pursuant to FASB ASC Topic 718. The assumptions used to calculate the value of the option awards are set forth under Note I – Stock Options and Stock Based Compensation in our audited financial statements for the fiscal year ended October 31, 2023 included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2023.
(3) The options grants have a term of five years from the grant date and an exercise price equal to the fair market value on the date of grant. The options are exercisable as to 50% of the shares six months from the date of grant and as to the remaining 50% 18 months from the date of grant.

As of October 31, 2023, each of the below named directors held the following number of options to purchase shares of common stock:

Grant Date	Exercise Price	OPTIONS GRANTED TO			
		H. Spindel	K. Michel	I. Wiesen	D. Perlysky
1/10/2019	$ 1.00	20,000	-	-	-
1/10/2020	$ 0.76	20,000	20,000	-	-
1/10/2021	$ 1.40	20,000	20,000	20,000	20,000
1/10/2022	$ 0.97	20,000	20,000	20,000	20,000
1/10/2023	$ 0.79	20,000	20,000	20,000	20,000

Compensation Committee

The members of the Compensation Committee are Kirk Michel, Chairman, Howard Spindel and Irving Wiesen, all of whom are independent directors as determined by the Nasdaq Rules. The responsibilities and duties of the Compensation Committee consist of, but are not limited to: (1) approving salaries and incentive compensation of executive officers, as well as the compensation of our Board members; (2) reviewing compensation plans, policies and benefit programs for employees, generally and (3) administering the employee stock option and benefit plans, when designed by the Board. While performing its duties, the Compensation Committee receives substantial input from the Chief Executive Officer regarding the appropriate level and type of compensation for our executives, excluding the compensation paid to the Chief Executive Officer. The Compensation Committee has determined that no risks exist rising from the Company's compensation policies and practices for its employees that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation. A copy of the Compensation Committee's charter is located on our website at www.pharmabioserv.com.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table provides information as to shares of common stock beneficially owned as of February 26, 2024 by:

- each director;
- each officer named in the summary compensation table ("Named Executive Officers");
- each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and
- all directors and executive officers as a group.

As of February 26, 2024, the Company had 22,962,143 shares of common stock outstanding. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights and the address for each person is c/o Pharma-Bio Serv, Inc., the Pharma-Bio Serv Building, #6 Road 696, Dorado, Puerto Rico, 00646.

Name	Shares of Common Stock Beneficially Owned at February 26, 2024	Percentage
Directors and Executive Officers		
Dov Perlysky[1]	2,041,548	8.9%
Kirk Michel[2]	434,308	1.9%
Howard Spindel[3]	112,504	*%
Irving Wiesen[4]	104,250	*
Victor Sanchez[5]	19,732	*
Pedro Lasanta[6]	127,538	*
All Directors and Executive Officers as a group		
(six persons)[7]	2,839,880	12.2%
5% or Greater Stockholders		
Elizabeth Plaza[8]	3,852,921	16.8%
Venturetek, L.P.[9]	3,132,932	13.6%
Ramon Luis Dominguez Thomas[10]	2,060,060	9.0%
Addison McKinley Levi III[11]	2,050,059	8.9%
Adam Hirsh[12]	1,172,179	5.1%

---

* Less than 1%.

(1) The shares of common stock beneficially owned by Mr. Perlysky include (i) 54,203 shares directly owned, (ii) 1,164,554 shares of common stock owned by Krovim, LLC, (iii) 772,791 shares owned by LDP Family Partnership and (iv) 50,000 shares of common stock issuable upon exercise of options, which are exercisable as of February 26, 2024.

(2) The shares of common stock beneficially owned by Mr. Michel consist of (i) 43,602 shares directly owned, (ii) 50,000 shares of common stock issuable upon exercise of options, which are exercisable as of February 26, 2024, and (iii) 340,706 shares of common stock owned by KEMA Advisors, of which Mr. Michel is managing director.

(3) The shares of common stock owned by Mr. Spindel represent 42,504 shares owned by his spouse and 70,000 shares issuable upon exercise of options, which are exercisable as of February 26, 2024. Mr. Spindel disclaims beneficial ownership of the shares held by his spouse.

(4) The shares of common stock owned by Mr. Wiesen represent 54,250 shares directly owned and 50,000 shares issuable upon exercise of options, which are exercisable as of February 26, 2024.

(5) The shares of common stock owned by Mr. Sanchez represent 11,382 shares directly owned and 8,350 shares issuable upon exercise of options, which are exercisable as of February 26, 2024.

(6) The shares of common stock owned by Mr. Lasanta represent 119,188 shares directly owned and 8,350 shares issuable upon exercise of options, which are exercisable as of February 26, 2024.

(7) Includes 236,700 shares issuable upon the exercise of options, which are exercisable as of February 26, 2024.

(8) This information was obtained from the Form 4 filed by Elizabeth Plaza on June 28, 2021. The postal address stated on Ms. Plaza's Form 4 is Calle Marginal Costa De Oro C-3, Suite 2, Dorado, Puerto Rico 00646.

(9) This information was obtained from Amendment No. 4 to Schedule 13 D/A filed by Venturetek, L.P. ("Venturetek") on September 6, 2011. This information does not include 1,565,058 shares underlying warrants, which warrants expired in January 2011, listed in the Schedule 13 D/A filed on January 5, 2011. Mr. David Selengut is the manager of TaurusMax LLC, which is the general partner of Venturetek. The postal address stated on Venturetek, L.P.'s Schedule 13D/A is 150 East 42nd Street, New York, NY 10017.

(10) This information was obtained from a Schedule 13D filed by Ramon Luis Dominguez Thomas on March 27, 2014. The postal address stated on Mr. Dominguez Thomas' Schedule 13D is c/o San Juan Holdings, Inc., MCS Plaza, Suite #305, 255 Ponce de Leon Avenue, San Juan, PR, 00917.

(11) This information was obtained from a Schedule 13D filed by Addison McKinley Levi III on March 27, 2014. The postal address stated on Mr. Levi's Schedule 13D is c/o San Juan Holdings, Inc., MCS Plaza, Suite #305, 255 Ponce de Leon Avenue, San Juan, PR, 00917.

(12) This information was obtained from a Schedule 13G filed by Adam Hirsh on October 15, 2019. The postal address stated on Mr. Hirsh's Schedule 13G is 1021 Saturn Court Incline Village, Nevada 89451.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of October 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price per share of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:			
2014 Long-Term Incentive Plan	343,350	$ 1.0081	1,200,000
Equity compensation plans not approved by security holders	-	$ -	-
Total	343,350		1,200,000

(1) The 2014 Long-Term Incentive Plan was approved by stockholders in April 2014.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Party Transactions

The Company conducts its headquarters administrative operations in office facilities located in Dorado, Puerto Rico (the "Office Facilities"). The Office Facilities are leased from an affiliate of our past Chairman of the Board and greater than 5% stockholder. The lease agreement was for an initial five-year term commencing January 1, 2016, with a renewal option for five additional years which was exercised and became effective January 1, 2021. The lease agreement, as amended, has monthly rental payments of $14,561 through the end of the renewal option term. The lease agreement also requires the payment of utilities, property taxes, insurance and expenses incurred by the affiliate in connection with the maintenance of common areas.

Director Independence

The Board has determined that the following directors are independent pursuant to Nasdaq Rule 5605 ("Nasdaq Rules") (even though the Company's securities are not traded on the Nasdaq market): Kirk Michel, Dov Perlysky, Howard Spindel and Irving Wiesen. The members of the Audit Committee are Howard Spindel (Chair), Kirk Michel and Irving Wiesen, all of whom are independent directors as determined by the Nasdaq Rules. The members of the Compensation Committee are Kirk Michel (Chair), Howard Spindel and Irving Wiesen, all of whom are independent directors as determined by the Nasdaq Rules. The members of the Nominating and Corporate Governance Committee are Irving Wiesen (Chair), Dov Perlysky and Howard Spindel, all of whom are independent as determined by the Nasdaq Rules.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

We were billed by Crowe PR PSC (formerly known as Horwath Velez & Co. PSC) ("Crowe") in 2023 and 2022 as follows:

Description of services:	Fiscal 2023	Fiscal 2022
Audit fees	$ 64,990	$ 58,990
Audit-related fees	35,675	32,390
Tax fees	-	-
All other services	7,150	7,150
Total Fees	$ 107,815	$ 98,530

Audit fees above are professional services associated with the integrated audit of our consolidated financial statements. Audit-related fees are primarily attributable to services rendered in connection to reviews of our quarterly condensed financial statements. All other fees are primarily attributable to retirement plan compliance audit services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent public accountants. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Crowe and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent public accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case by case basis. The Audit Committee approved one hundred percent (100%) of all services provided by Crowe during Fiscal 2023 and 2022.

The Audit Committee has considered the nature and amount of the fees billed by Crowe, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Crowe's independence.

PCAOB ID 871
Location: Guaynabo, Puerto Rico


PART IV


ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K.

1. All Financial Statements: Consolidated Financial Statement are included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2024 immediately following the signature pages of the report. See Index to Consolidated Financial Statements on page F-1 on our Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2024.

2. Financial Statement Schedules: None.

3. Exhibits. The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission as indicated in the description of each.

Exhibit Number	Exhibit Description	Incorporated By Reference			
		Form	File Number	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation	8-K	000-50956	99.1	5/1/2006
3.2	Certificate of Amendment to the Certificate of Incorporation	8-K	000-50956	3.1	4/12/2013
3.3	Amended and Restated Bylaws of Pharma-Bio Serv Inc.	8-K	000-50956	3.1	2/9/2023
4.1	Description of the Registrant's securities	10-K	000-50956	4.1	1/29/2020
10.1	Employment Agreement, effective January 1, 2015, between Pharma-Bio Serv, Inc. and Victor Sanchez	8-K	000-50956	10.2	1/5/2015
10.2	Employment Agreement dated November 5, 2007 between the Pharma-Bio Serv, Inc. and Pedro Lasanta	10-K	000-50956	10.8	1/29/2009
10.3	Amendment to Employment Agreement dated December 17, 2008 between the Registrant and Pedro Lasanta	8-K	000-50956	99.1	12/23/2008
10.4	Amendment to Employment Agreement, dated March 11, 2009, by and between the Company and Pedro Lasanta	8-K	000-50956	10.3	3/17/2009

Exhibit Number	Exhibit Description	Incorporated By Reference			
		Form	File Number	Exhibit	Filing Date
10.5	Employment Agreement Amendment, effective as of January 1, 2010, by and between the Company and Pedro Lasanta	8-K	000-50956	10.2	1/07/2010
10.6	Employment Agreement Amendment, dated January 31, 2012, by and between the Company and Pedro J. Lasanta	8-K	000-50956	10.1	2/2/2012
10.7	Employment Agreement Amendment, dated December 31, 2012, by and between the Company and Pedro J. Lasanta	8-K	000-50956	10.1	1/7/2013
10.8	Employment Agreement Amendment between Pharma-Bio Serv, Inc. and Pedro J. Lasanta, effective January 1, 2014.	8-K	000-50956	10.2	2/21/2014
10.9	Employment Agreement Amendment, dated October 7, 2019, by and between the Company and Pedro J. Lasanta	8-K	000-50956	10.1	10/11/2019
10.10	2005 Long-Term Incentive Plan, as amended	DEF 14A	000-50956	Appendix C	3/26/2007
10.11	Amendment to 2005 Long-Term Incentive Plan	10-Q	000-50956	10.4	3/17/2014
10.12	Pharma-Bio Serv, Inc. 2014 Long-Term Incentive Plan	8-K	000-50956	10.1	5/2/2014
14.1	Code of business conduct and ethics for senior management	10-KSB	000-50956	14.1	2/2/2007
21.1	List of Subsidiaries	10-K	000-50956	21.1	1/29/2024
23.1	Consent of Crowe PR PSC (formerly known as Horwath Vélez & Co, PSC)	10-K	000-50956	23.1	1/29/2024
31.1*	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certification of chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101.INS	XBRL Instance Document	10-K	000-50956	101.INS	1/30/2023
101.SCH	XBRL Taxonomy Extension Schema	10-K	000-50956	101.SCH	1/29/2024
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	10-K	000-50956	101.CAL	1/29/2024
101.DEF	XBRL Taxonomy Extension Definition Linkbase	10-K	000-50956	101.DEF	1/29/2024
101.LAB	XBRL Taxonomy Extension Label Linkbase	10-K	000-50956	101.LAB	1/29/2024
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	10-K	000-50956	101.PRE	1/29/2024
104*	Cover page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

*   Filed herewith
**   Furnished herewith

Exhibits 10.1 through 10.12 are management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMA-BIO SERV, INC.

Dated: February 28, 2024

By: /s/ Pedro J. Lasanta

Name: Pedro J. Lasanta
Chief Financial Officer, Vice President -Finance
and Administration and Secretary
(Principal Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Victor Sanchez, certify that:

1. I have reviewed this annual report on Form 10-K/A of Pharma-Bio Serv Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024   By: /s/ Victor Sanchez
                                                Victor Sanchez
                                                Chief Executive Officer
                                                (principal executive officer)

EXHIBIT 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Pedro J. Lasanta, certify that:

1. I have reviewed this annual report on Form 10-K/A of Pharma-Bio Serv Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2024   By: /s/ Pedro J. Lasanta
                                           _____
                                           Pedro J. Lasanta
                                           Chief Financial Officer
                                           (principal financial and accounting officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Pharma-Bio Serv, Inc. (the "Company") on Form 10-K/A for the fiscal year ended October 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "report"), the undersigned, Victor Sanchez, Chief Executive Officer of the Company, and Pedro J. Lasanta, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2024

/s/ Victor Sanchez   /s/ Pedro J. Lasanta
Victor Sanchez   Pedro J. Lasanta
Chief Executive Officer   Chief Financial Officer
(principal executive officer)   (principal financial and accounting officer)

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference to any filing of Pharma-Bio Serv, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K/A), irrespective of any general incorporation language contained in such filing.

PHARMA-BIO SERV, INC.

BOARD OF DIRECTORS
AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Kirk Michel
Chairman of the Board, Pharma-Bio Serv, Inc.
Managing Director, KEMA Advisors, Inc.
(investment banking firm)

Dov Perlysky
Managing Member, Nesher, LLC
(investment firm)

Howard Spindel
Founder and Consultant, Integrated Management Solutions
(securities industry consulting and recruitment firm)

Irving Wiesen
Of Counsel, Ullman, Shapiro and Ullman, LLP (law firm)
Of Counsel, Cohen, Tauber, Spievack & Wagner (law firm)

EXECUTIVE OFFICERS

Victor Sanchez
Chief Executive Officer, President and President of European Operations

Pedro J. Lasanta
Chief Financial Officer, Vice President - Finance and Administration and Secretary